

# 2024

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

**LANDSEA®**
HOMES
*Live in your element®*

# LETTER FROM OUR CHIEF EXECUTIVE OFFICER

Dear Fellow Stockholders:

It is with great pleasure that we extend our invitation to you to join us for the upcoming 2024 Annual Meeting of Stockholders on June 5, 2024, at 11:00 a.m. Central Time (the "Annual Meeting"). As in recent years, the meeting will be held entirely online, with live audio webcasting enabling participation from anywhere in the world at www.virtualshareholdermeeting.com/LSEA2024. During the virtual meeting, you will have the opportunity to listen, vote, and submit questions.

Please note that only holders of our common stock as of April 9, 2024, are entitled to vote at the Annual Meeting. Further details on the business to be conducted at the meeting are provided in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

We are committed to reducing the environmental impact and delivery costs of our Annual Meeting, which is why we are providing the meeting materials electronically. If you prefer to receive printed copies of the Proxy Statement and accompanying materials, please let us know using the method described on page 50 of the Proxy Statement, and we will be happy to mail them to you at no charge.

We encourage all stockholders to vote their shares promptly and prior to the meeting to ensure their representation. You may submit your proxy by Internet or telephone, as outlined in the accompanying materials, or, if you request printed copies of these materials, by completing and signing the enclosed proxy or voting instruction card and returning it in the provided envelope.

We appreciate your continued support and participation and look forward to connecting with you at the Annual Meeting.

Sincerely,



**JOHN HO**
CEO

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# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS


**DATE AND TIME**
Wednesday, June 5, 2024
11:00 a.m. Central Time


**LOCATION**
Online via live audiocast on
www.virtualshareholdermeeting.com/LSEA2024


**WHO CAN VOTE**
Stockholders of record as of 5:00 p.m. Eastern Time on April 9, 2024 will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment thereof.

## VOTING ITEMS

| PROPOSALS | BOARD VOTE RECOMMENDATION | FOR FURTHER DETAILS |
|---|---|---|
| **1.** Election of seven directors named in the accompanying proxy statement | **"FOR"** each director nominee | Page **17** |
| **2.** Non-binding, advisory vote to approve Named Executive Officer compensation | **"FOR"** | Page **27** |
| **3.** Advisory vote to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2024 | **"FOR"** | Page **37** |

Stockholders will also transact any other business that may be properly presented at the 2024 Annual Meeting of Stockholders (the "Annual Meeting"). This proxy statement for the Annual Meeting (the "Proxy Statement") and proxy card or Notice of Internet Availability of Proxy Materials (the "Notice") is first being made available to our stockholders on April 24, 2024.

We are holding the Annual Meeting in a virtual-only format this year. To attend the Annual Meeting online, vote, submit questions or view the list of registered stockholders during the meeting, stockholders of record will need to go to the meeting website listed above and log in using their 16-digit control number included on their proxy card or Notice. Beneficial owners should review these proxy materials and their voting instruction form or Notice for how to vote in advance of and how to participate in the Annual Meeting.

In the event of a technical malfunction or other situation that the meeting chair determines may affect the ability of the Annual Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Annual Meeting, the chair or secretary of the Annual Meeting will convene the meeting at 11:30 a.m. Central Time on the date specified above and at the Company's address specified below solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting chair. Under either of the foregoing circumstances, we will post information regarding the announcement on the Investors page of the Company's website at https://ir.landseahomes.com.

We encourage you to review these proxy materials and vote your shares before the Annual Meeting.

By Order of the Board of Directors,

*C. Kelly Rentzel*

**C. KELLY RENTZEL**
General Counsel and Corporate Secretary
1717 E. McKinney Street, Suite 1000
Dallas, TX 75202
April 24, 2024

## HOW TO VOTE


**INTERNET**
www.proxyvote.com


**TELEPHONE**
1-800-690-6903


**MAIL**
Mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope


**QR CODE**
Scan this QR code to vote with your mobile device

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 5, 2024**

The notice, Proxy Statement and Annual Report (as defined below) are available at www.proxyvote.com.

# TABLE OF CONTENTS

## FORWARD-LOOKING STATEMENTS AND WEBSITE REFERENCES

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including statements regarding our environmental and other sustainability plans and goals, made in this document are forward-looking. The inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company's filings with the Securities and Exchange Commission. These statements include, but are not limited to, express or implied forward-looking statements relating to our expectations regarding our company vision and strategy, our environmental, social and governance and sustainability activities and commitments, our diversity and inclusion efforts, the growth of our business and our anticipated financial performance. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our Annual Report for the year ended December 31, 2023 on Form 10-K (the "Annual Report") and other reports from time to time filed with the Securities and Exchange Commission. We caution you, therefore, against relying on any of these forward-looking statements. Any forward-looking statement made by us speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

# PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

| DATE AND TIME | LOCATION | RECORD DATE |
|---|---|---|
| June 5, 2024 at 11:00 a.m. Central Time | Online at www.virtualshareholdermeeting.com/LSEA2024 | April 9, 2024 |

| VOTING MATTERS | | BOARD'S VOTE RECOMMENDATIONS | FOR FURTHER INFORMATION |
|---|---|---|---|
| **PROPOSAL 1** | Election of seven directors named in this proxy statement | **"FOR"** each director nominee | Page **17** |
| **PROPOSAL 2** | Non-binding, advisory vote to approve the Named Executive Officer compensation | **"FOR"** | Page **27** |
| **PROPOSAL 3** | Advisory vote to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2024 | **"FOR"** | Page **37** |

## Company Overview and Business Strategy

We refer to Landsea Homes Corporation as the "Company," "us," "we," or "our" in this Proxy Statement. We are a rapidly growing homebuilder focused on High Performance Homes that deliver energy efficient living in attractive geographies. Headquartered in Dallas, Texas, we primarily engage in the design, construction, marketing, and sale of suburban and urban single-family detached and attached homes in Arizona, California, Colorado, Florida, Texas, and Metro New York. While we offer a wide range of housing options, we primarily focus on entry-level and first-time move-up homes and believe our markets are characterized by attractive long-term housing fundamentals. Landsea Green Management Ltd ("Landsea Green") indirectly owns 100% of our largest stockholder, Landsea Holdings Corporation, a Delaware corporation ("Landsea Holdings").

We design and build homes and communities throughout the nation that reflect spaces inspired by modern living and that feature vibrant, prime locations where the homes connect seamlessly with their surroundings and enhance the local lifestyle for living, working, and playing. Our defining principle, "Live in your element®," creates the foundation for our customers to live where they want to live and how they want to live in a home created especially for them. Drawing on new home innovation and technology, including a partnership with a leading technology company, we are focused on sustainable, energy-efficient, and environmentally friendly building practices that result in a lighter environmental impact, lower resource consumption, and a reduced carbon footprint. The four pillars of our High Performance Homes platform are home automation, energy efficiency, sustainability, and enabling a healthy lifestyle. These pillars are reflected in such features as wireless network internet, smart light switches, smart door locks, smart thermostats, Wi-Fi garage door openers, LED lighting, REME HALO air purifiers, and enhanced insulation. Our efficient home designs help reduce lumber, concrete, and building material waste on our job sites. We are committed to achieving among the highest standards in design, quality, and customer satisfaction and are a leader among our peers on several key operating and homebuilding metrics.

Our communities are positioned in attractive markets, such as Arizona, California, Colorado, Florida, and Texas. These markets are characterized by conditions including high in-migration, low new home supply levels, and high levels of employment. We are also prudently evaluating opportunities in new regional markets in which there is high demand and favorable population and employment growth as a result of proximity to job centers or primary transportation corridors.

Landsea Homes has been recognized locally and nationally for architecture, interior design, website, digital sales resources, and more including winning the 2022 Builder of the Year award by BUILDER magazine. Landsea Homes is in the top ratings of similarly sized homebuilders nationally for positive customer experience in Eliant Homebuyers' survey.

While we have construction expertise across a wide array of product offerings, as noted above, we are focused on entry-level and first-time move-up homes. We believe our high concentration in entry-level homes helps position us to meet changing market conditions and to optimize returns while strategically reducing portfolio risk. In addition, our attached and higher density products in certain markets enables us to keep our entry-level price point "attainable" and within reach of more new homebuyers. We believe that bringing attainable housing products helps to offset rising land and home costs and support our expansion into densely populated markets.

# Director Nominees

The following provides summary information about each director nominee, each of whom was last elected at our 2023 Annual Meeting of Stockholders.

| | | | COMMITTEE MEMBERSHIPS | | | | |
|---|---|---|---|---|---|---|---|
| NAME AND OCCUPATION | AGE | OTHER PUBLIC BOARDS | AC | CC | NGC | ELC | ESG |
| **MING (MARTIN) TIAN**<br>Founder, Landsea Group Co., Ltd. | 63 | 3 | | M | M | | |
| **JOHN HO**<br>CEO | 41 | 0 | | | | C | C |
| **QIN (JOANNA) ZHOU**<br>Chief International Officer, Landsea Group Co., Ltd. | 50 | 0 | | | C | M | |
| **BRUCE FRANK** IND<br>Former Partner, E&Y LLP | 70 | 6 | C + | M | M | | |
| **THOMAS HARTFIELD** IND<br>Former Senior Advisor, Annascaul Advisors LLC | 70 | 0 | | C | M | M | M |
| **ELIAS FARHAT** IND<br>President, Andesite Advisors, Inc. | 58 | 0 | M | M | | | M |
| **MOLLIE FADULE** IND<br>Chief Financial Officer and Investment Officer, JPI;<br>Founder and Partner, Cephas Partners | 41 | 0 | M | | M | M | |

AC – Audit Committee
CC – Compensation Committee
NGC – Nominating and Governance Committee
ELC – Executive Land Committee
ESG – Environmental, Social, and Governance Committee
IND Independent





C Chair M Member
+ Audit Committee Financial Expert

# Board Snapshot

## AGE



3
>60 years
2
<50 years
2
50-60 years

## DIVERSITY

### Gender Diversity



29% Female

### Racial/Ethnic Diversity



43% Racially/
Ethnically Diverse

# Skills & Experience



| | |
|---|---|
| Strategic Planning / Strategy Development | **7**/7 |
| Homebuilding / Real Estate Industry | **7**/7 |
| Business Development / Business Operations | **5**/7 |
| Senior Executive Leadership | **7**/7 |
| Accounting / Financial Reporting | **5**/7 |
| Human Capital Management | **4**/7 |
| Risk Management | **6**/7 |
| Public Company Governance | **5**/7 |
| Legal / Regulatory | **1**/7 |
| Environmental Sustainability Practices | **4**/7 |

# Corporate Governance Highlights

- Separate Chairman and CEO roles, with a Lead Independent Director
- "Plurality Plus" election standard for directors
- Average director age of 56.1 years

- Director search process includes women and minorities in the pool (and any engaged search firm is instructed to do so)
- Annual Board and committee self-evaluations
- Directors elected annually

- No poison pill
- 25% special meeting right
- Majority independent compensation and nominating and governance committees

# CORPORATE GOVERNANCE

## Business Combination and Corporate Structure

As previously disclosed, on January 7, 2021 (the "Closing Date"), the Company, formerly known as LF Capital Acquisition Corp., consummated a business combination (the "Business Combination") pursuant to which (i) we own, directly and indirectly, 100% of the stock of Landsea Homes Incorporated, a Delaware corporation, which was a private operating company prior to the Business Combination; (ii) Landsea Holdings, obtained approximately 71% of our common stock; and (iii) we ceased to be a special purpose acquisition company and changed our name from LF Capital Acquisition Corp. to Landsea Homes Corporation. We refer to the Company prior to the Business Combination as "LFAC" and to the private operating company prior to the Business Combination as "Landsea Homes."

On the Closing Date, we and Landsea Holdings entered into a stockholder's agreement, which was amended and restated on June 13, 2023 (as amended and restated, the "Stockholder's Agreement"), whereby, among other things, the parties agreed to certain rights and obligations of the Company and Landsea Holdings with respect to the Company's corporate governance. See "Certain Relationships and Related Party Transactions—Related Party Transactions—Stockholder's Agreement" on page 41 for additional information.

## Board Composition

The Stockholder's Agreement provides that the authorized number of directors for our Board of Directors (the "Board") be no more than eleven and no less than five. The Board currently consists of seven directors. As a result of meeting the highest ownership threshold in the original stockholder's agreement, Landsea Holdings initially had the right to nominate seven directors to serve on the Board, two of whom had to satisfy the independent director requirements under The Nasdaq Stock Market LLC ("Nasdaq") rules. Landsea Holdings designated Messrs. Tian, Ho, Frank and Hartfield and Ms. Zhou, each of whom continues to serve on the Board (and each of whom is standing for re-election at the Annual Meeting), Mr. Tim Chang, who served on the Board until June 2022, and Mr. Robert Miller, who served on the Board until June 2023, to serve as directors following the closing of the Business Combination on January 7, 2021.

The Stockholder's Agreement provides that, for so long as Landsea Holdings and its affiliates own least 6% of our common stock, Landsea Holdings will have the right to designate the percentage of the total number of directors on our board as would be equal to the percentage of our common stock then held by Landsea Holdings (provided that Landsea Holdings' designees shall represent 75% of the total number of directors when Landsea Holdings owns at least a majority of our common stock), subject to certain requirements regarding such designees' independence. On March 8, 2024, Landsea Holdings ceased to own a majority of our common stock. As of the date of this Proxy Statement, Landsea Holdings owns 47.0% of our outstanding common stock, and is entitled to designate four directors to our Board. The original stockholder's agreement provided that the Company initially designate Mr. Tian as Chairman of the Board.

# Board Committees

The Stockholder's Agreement provides that the Board establish and maintain: (i) a compensation committee; (ii) a nominating and governance committee; and (iii) an audit committee, each of which must comply with Nasdaq rules applicable to such a committee.

For so long as Landsea Holdings and its affiliates own at least 15% of our common stock, each of the standing committees will include at least one director designee (or more than one, at Landsea Holdings' discretion, if Landsea Holdings is entitled to designate more than one director designee), subject to applicable Nasdaq rules.

# Service on Other Boards

We encourage directors to serve on other boards of directors to gain breadth of experience that is useful to the Board. However, directors are encouraged to limit the number of other boards on which they serve so as not to interfere with their service as a director of the Company. Directors should advise the chair of the Nominating and Governance Committee in advance of accepting an invitation to serve on the board of another for-profit organization. Ordinarily, directors may not serve on the boards of more than four public companies, including the Board. Directors who are executive officers of public companies may not serve on the board of more than one other public company, in addition to the Board. Service on the boards of subsidiary companies with no publicly traded stock (or that issue only debt), non-profit organizations and private companies is not included in this calculation. Moreover, if a director sits on several mutual fund boards within the same fund family, it will count as one board for purposes of this calculation. Members of the Audit Committee may not serve on the audit committees of more than two other public companies (subject to the same consideration with regard to mutual funds). The Nominating and Governance Committee takes director time commitments, among other things, into account as a part of its annual evaluation of the composition of the Board.

# Director Independence

Our Corporate Governance Guidelines define an "independent" director consistent with the Nasdaq definition of independence. Under our Corporate Governance Guidelines and Nasdaq listing standards, a director is not independent unless the Board affirmatively determines that such director does not have a direct or indirect material relationship with us or any of our subsidiaries. Members of the Audit Committee and Compensation Committee are subject to the additional independence requirements of applicable SEC rules and Nasdaq listing standards.

Our Board has determined that each of Ms. Fadule and Messrs. Frank, Hartfield, and Farhat is independent within the meaning of Nasdaq Listing Rule 5605(a)(2), and that each of Mr. Miller and Ms. Lattmann was independent during the period in which he or she served as a director during 2023. In making these independence determinations, our Board has reviewed and discussed information provided by the directors to us with regard to each director's business and personal activities and relationships as they may relate to us and our management. See "Certain Relationships and Related Party Transactions—Related Party Transactions" for additional information.

Under the Nasdaq listing rules and applicable SEC rules, we are required to have an audit committee of at least three members, all of whom must be independent. In addition to determining whether each director satisfies the director independence requirements set forth in the Nasdaq listing rules, in the case of members of the Audit Committee, our Board has also made an affirmative determination that each of the current members of the Audit Committee, Messrs. Frank and Farhat and Ms. Fadule, satisfy separate independence requirements under the SEC rules for such members.

The Compensation Committee is composed of four directors, with all directors other than Mr. Tian meeting Nasdaq independence requirements, and otherwise meets Nasdaq compensation committee composition requirements. The Nominating and Corporate Governance Committee is composed of five directors, with all directors other than Mr. Tian and Ms. Zhou meeting Nasdaq independence requirements. Prior to March 8, 2024, we qualified as a "controlled company" under Nasdaq listing rules. As a "controlled company," we were not required to have a compensation committee composed entirely of independent directors or to have our director nominees selected, or recommended for the Board's selection, by independent directors constituting a majority of the Board's independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors. As of March 8, 2024, we are no longer a "controlled company," and each member of the Compensation Committee and the Nominating and Corporate Governance Committee will be required to satisfy Nasdaq's independence requirements, subject to a one-year transition period. We intend to meet such requirements in accordance with the transition periods for a former "controlled company."

# Board Leadership Structure

The Board annually reviews its leadership structure to evaluate whether the structure remains appropriate for the Company. The Board selects its Chairman and the Chief Executive Officer (the "CEO") in a way it considers in the best interests of the Company. To provide the Board with flexibility to choose the appropriate Board leadership structure for the Company based on what the Board believes is best for the Company and its stockholders at a given point in time, the Board does not maintain a policy on whether the role of Chairman and CEO should be separate or combined. Our Corporate Governance Guidelines provide, however, that whenever the Chairman is not an independent director, then there shall also be a lead independent director, whose responsibilities include, among other things, presiding at meetings of the Board at which the Chairman is not present (including executive sessions of the independent directors), coordinating feedback to the Chairman and the CEO regarding matters discussed in executive session, approving information sent to the Board and the agenda and schedule for Board meetings, serving as liaison between the Chairman, the CEO, and the independent directors, providing key inputs to Board governance structures and practices, overseeing CEO and Chairman succession, being available for consultation and communication with major shareholders upon request, providing leadership (together with the Chairman) to the Board in the establishment of positions the Board takes on issues to be voted on by shareholders, and reinforcing the tone at the top. The lead independent director also has the authority to call executive sessions or meetings of the independent directors, and special meetings of the Board.

Currently, the roles of Chairman and CEO are separate, our Chairman is Mr. Tian, and the Lead Independent Director is Mr. Frank. The Board believes our structure provides independent Board leadership. The Board regularly reviews its leadership structure and has determined that this structure is in the best interests of the Company and its stockholders at this time.

In electing to retain Mr. Tian as Chairman, the Board considered and evaluated Mr. Tian's significant leadership experience and extensive global management and investment experience, including in the real estate sector, as the founder, chairman and president of Landsea Group Co., Ltd. ("Landsea Group"), our former ultimate parent company. Mr. Frank has served as our Lead Independent Director since 2021, and the independent directors believe that Mr. Frank is well suited to serve as Lead Independent Director given his significant public company board experience, as well as his more than 35 years' experience in the audit and real estate industries, including in executive and leadership positions. As a result of his broad-based and relevant background, as well as his deep knowledge of our business, Mr. Frank is well positioned as Lead Independent Director to offer independent and informed guidance to the Board and oversight to management.

## Lead Independent Director

The Lead Independent Director's responsibilities include the following:

- presiding at meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- coordinating feedback to the Chairman and the CEO regarding matters discussed in executive session;
- approving information sent to the Board;
- approving the agenda and schedule for Board meetings to provide that there is sufficient time for discussion of all agenda items;
- serving as liaison between the Chairman, the CEO and the independent directors;
- assisting the Board and Company officers in promoting compliance with and implementation of the Guidelines and providing key inputs to Board governance structures and practices;
- providing oversight of CEO and Chairman succession;
- providing advice and counsel to the CEO and other senior management and serving as an informational resource for other directors;
- interviewing director candidates;
- together with the Chairman and the chairpersons of the Committees, coordinating self-evaluations of the Board, its Committees, and the individual directors;
- being available for consultation and communication with major stockholders upon request;
- acting as spokesperson for the Board where it is appropriate for the Board to have a voice distinct from that of management, as requested by the CEO;
- together with the Chairman, providing leadership to the Board in the establishment of positions the Board takes on issues to be voted on by stockholders; and
- reinforcing the tone at the top.

In addition, the Lead Independent Director also has the authority to call executive sessions or meetings of the independent directors and special meetings of the Board.

# Director Nominations

In accordance with its charter, the Nominating and Governance Committee develops and recommends to the Board skills, experience, characteristics, and other criteria for identifying and evaluating directors. These inform the committee's annual evaluation of the Board's composition assess the mix of skills, experience, characteristics, and other criteria that are currently represented on the Board and those that may be needed in the future. The Board and the Nominating and Governance Committee also actively seek to achieve a diversity of occupational and personal backgrounds on the Board, including diversity with respect to demographics such as gender, race, ethnic and national background, geography, age, and sexual orientation. As part of the search process for each new director, the Nominating and Governance Committee includes women and minorities in the pool of candidates (and instructs any search firm the Committee engages to do so).

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. The Nominating and Governance Committee reviews the qualifications of director candidates and incumbent directors in light of the criteria approved by the Board, and any nominee proposed by stockholders is evaluated in the same manner as other nominees considered by the Nominating and Governance Committee. Stockholders that wish to propose director nominees for consideration by the Nominating and Governance Committee should direct a description of each nominee's name and qualifications for Board membership, by mail, to the Chair of the Nominating and Governance Committee of the Board, c/o the Company's Corporate Secretary at Landsea Homes Corporation, 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202. The recommendation should contain all of the information regarding the nominee required pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and should further contain any additional information and meet such other requirements as from time to time may be required pursuant to our Second Amended and Restated Bylaws (the "Bylaws") in relation to director nominations brought before an annual meeting. Stockholders that wish to nominate an individual for election to our Board at the 2025 Annual Meeting of Stockholders should follow the procedures described under the "Submission of Stockholder Proposals for the 2025 Annual Meeting" heading. Pursuant to the Stockholder's Agreement, as amended, the Seller is currently entitled to designate four directors. See "Certain Relationships and Related Party Transactions—Related Party Transactions—Stockholder's Agreement" on page 41 for additional information.

The following describes the skills, experience, characteristics, and other criteria identified by the Nominating and Governance Committee as desirable for the Board in light of its current business:

| | | |
|---|---|---|
| | **Strategic Planning / Strategy Development** | Experience defining and driving the strategic direction and growth, and managing the operations of, a business (including large organizations). |
| | **Homebuilding / Real Estate Industry** | Experience in the residential homebuilding sector, where the purchase and development of real estate is integral to the business. |
| | **Business Development / Business Operations** | Experience developing and implementing business plans and strategy and a deep understanding of our operations, key performance indicators, and competitive environment. |
| | **Senior Executive Leadership** | Experience serving as a senior executive, as well as hands-on leadership in core management areas, such as strategic and operational planning, financial reporting, compliance, risk management and leadership planning, which provides a practical understanding of how organizations like the Company function. |
| | **Accounting / Financial Reporting** | Ability to monitor and assess the Company's operating and strategic performance and to support accurate financial reporting and robust controls with relevant background and experience in debt and capital markets, corporate finance, mergers and acquisitions, accounting and financial reporting. |
| | **Human Capital Management** | Experience managing or developing a large and diverse workforce. |
| | **Risk Management** | Experience managing and mitigating key risks, including cybersecurity, environmental, social and governance ("ESG"), regulatory compliance, competition, financial, brand integrity, and intellectual property risks. |
| | **Public Company Governance** | An understanding of corporate governance practices and trends and insights into board management, relations between the board, the CEO and senior management, agenda setting and succession planning from service on other public company boards and board committees. |
| | **Legal / Regulatory** | Experience with government relations, regulatory matters, or regulated industries and political affairs, which provides insight and perspective in working constructively and proactively with governments and agencies globally. |
| | **Environmental Sustainability Practices** | Experience supporting or overseeing improvements in the environmental performance, and reducing the potential impacts, of a business and its products and/or operations. |

The following chart shows how these skills, experience, characteristics, and other criteria will be represented on the Board following the Annual Meeting, if each director nominee is elected. This chart is not intended to be an exhaustive list for each director nominee, but instead intentionally focuses on the primary skillsets each director nominee contributes. Information populated in this chart has been derived from director nominee's responses to their most recently completed director and officer questionnaire and existing public disclosures.

| | FADULE | FARHAT | FRANK | HARTFIELD | HO | TIAN | ZHOU |
|---|---|---|---|---|---|---|---|
| Strategic Planning / Strategy Development | ● | ● | ● | ● | ● | ● | ● |
| Homebuilding / Real Estate Industry | ● | ● | ● | ● | ● | ● | ● |
| Business Development / Business Operations | ● | ● | | | ● | ● | ● |
| Senior Executive Leadership | ● | ● | ● | ● | ● | ● | ● |
| Accounting / Financial Reporting | ● | ● | ● | ● | ● | | |
| Human Capital Management | | ● | | | ● | ● | ● |
| Risk Management | ● | ● | ● | ● | | ● | ● |
| Public Company Governance | | ● | ● | ● | | ● | ● |
| Legal / Regulatory | | ● | | | | | |
| Environmental Sustainability Practices | | ● | | | ● | ● | ● |
| Diversity (Gender) | F | M | M | M | M | M | F |
| Diversity (Race/Ethnicity) | | | | | ● | ● | ● |

The following chart additionally sets forth the board diversity information required by Nasdaq for all of our current directors:

| BOARD DIVERSITY MATRIX (AS OF APRIL 24, 2024) | | | | |
|---|---|---|---|---|
| Total Number of Directors | | 7 | | |
| | FEMALE | MALE | NON-BINARY | DID NOT DISCLOSE GENDER |
| Part I: Gender Identity | | | | |
| Directors | 2 | 5 | | |
| Part II: Demographic Background | | | | |
| African American or Black | | | | |
| Alaskan Native or Native American | | | | |
| Asian | 1 | 2 | | |
| Hispanic or Latinx | | | | |
| Native Hawaiian or Pacific Islander | | | | |
| White | 1 | 3 | | |
| Two or More Races or Ethnicities | | | — | |
| LGBTQIA+ | | | — | |
| Did Not Disclose Demographic Background | | | — | |

# Meeting Attendance

During the fiscal year ended December 31, 2023, the Board held nine meetings, the Audit Committee held five meetings, the Compensation Committee held two meetings, the Nominating and Governance Committee held three meetings, the Executive Land Committee held two meetings, and the ESG Committee held one meeting. In 2023, all directors attended at least 75% of the aggregate of the meetings of the Board and of each committee of which they were a member, during the time in which they served as a member the board and as a member of each committee, respectively.

In accordance with our Corporate Governance Guidelines, the independent directors meet in executive session without management present at least quarterly.

Directors are expected to attend the Annual Meeting of Stockholders absent unusual circumstances. In 2023, all seven members of the Board attended our virtual annual meeting.

# Board Committees

Our Board has five standing committees: an Audit Committee, a Compensation Committee, a Nominating and Governance Committee, an Executive Land Committee, and an ESG Committee. Current committee membership is set forth below.

## AUDIT COMMITTEE

**MEMBERS**
**Bruce Frank** (Chair)
Elias Farhat
Mollie Fadule

**PRINCIPAL RESPONSIBILITIES:**

The primary role of the Audit Committee is to exercise primary financial oversight on behalf of the Board. The Company's management team is responsible for preparing financial statements, and the Company's independent registered public accounting firm is responsible for auditing those financial statements.

We have adopted a committee charter that details the principal functions of the Audit Committee, including:

- the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

- obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditors' internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the independent auditor and any steps taken to deal with such issues;

- pre-approving all audit and permissible non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

- reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

- reviewing and discussing with management and the independent auditor our annual audited and quarterly financial statements, including management's discussion and analysis of financial condition and operations and the independent auditor's reports related to the financial statements;

- receiving reports from management and the independent auditors on, and review and discuss the adequacy and effectiveness of, our internal controls and disclosure controls;

- overseeing the Company's data privacy and cybersecurity risk management and mitigation program, including overseeing and periodically reviewing the Company's Incident Response Plan;

- establishing hiring policies for employees and former employees of the independent auditors;

- establishing and overseeing procedures for handling reports of potential misconduct;

- establishing and periodically reviewing policies and procedures for the review, approval and ratification of related person transactions, as defined in applicable SEC rules, reviewing related person transactions, and overseeing other related person transactions governed by applicable accounting standards; and

- annually evaluating the performance of the Audit Committee and assessing the adequacy of the Audit Committee's charter.

Under the Nasdaq listing rules and applicable SEC rules, we are required to have an audit committee of at least three members, all of whom must be independent. Each member of the Audit Committee is financially literate, and our Board has determined that Mr. Frank, an independent director as defined under the Nasdaq listing rules, qualifies as an "audit committee financial expert" as defined in applicable SEC rules and has accounting or related financial management expertise.

The Audit Committee has established and oversees procedures for handling reports of potential misconduct, and whereby complaints or concerns regarding accounting, internal accounting controls, auditing or federal securities law matters may be submitted anonymously to the Audit Committee. The Audit Committee has the authority to retain counsel and other advisers as it determines appropriate to assist in performance of its functions at our expense.

## COMPENSATION COMMITTEE

**MEMBERS**
**Thomas Hartfield**
(Chair)
Ming (Martin) Tian
Bruce Frank
Elias Farhat

**PRINCIPAL RESPONSIBILITIES:**

The Compensation Committee is responsible for approving, or recommending to the Board for approval, the compensation payable to the executive officers of the Company and administering the Company's equity compensation plans.

The Compensation Committee acts on behalf of and in conjunction with the Board to establish or recommend the compensation of our executive officers and to provide oversight of our overall compensation philosophy, policies and programs.

We have adopted a committee charter that details the principal functions of the Compensation Committee, including:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to our CEO's compensation, evaluating our CEO's performance in light of such goals and objectives, and recommending to the Board for approval the compensation of our CEO based on such evaluation;

- overseeing the evaluation of executive officers other than the CEO and reviewing and recommending to the Board for approval on an annual basis the compensation of such other executive officers;

- administering and making recommendation to the Board with respect to our incentive compensation and equity-based remuneration plans that are subject to Board approval;

- approving and amending or modifying the terms of other compensation and benefit plans;

- reviewing and recommending to the Board for approval employment and severance arrangements for our executive officers;

- assisting management in complying with our proxy statement and annual report disclosure requirements, and overseeing preparation of the compensation committee report when required by SEC rules for inclusion in our annual report and proxy statement;

- overseeing the administration of the Company's clawback policy, and reviewing and recommending changes in the policy to the Board from time to time as appropriate;

- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors; and

- annually evaluating the performance of the Compensation Committee and assessing the adequacy of the Compensation Committee's charter.

The Compensation Committee may delegate its duties and responsibilities to one or more subcommittees, consisting of not less than two members of the Compensation Committee, as it determines appropriate.

The Compensation Committee is composed of four directors, with three directors meeting Nasdaq independence requirements, and otherwise meets Nasdaq compensation committee composition requirements. Prior to March 8, 2024, we qualified as a "controlled company" under Nasdaq listing rules. As a "controlled company," we were not required to have a compensation committee composed entirely of independent directors. As we are no longer a "controlled company," each member of the Compensation Committee will be required to satisfy Nasdaq's independence requirements, subject to a one-year transition period.

The Compensation Committee has the authority, in its sole discretion, to retain or obtain the advice of a compensation consultant, legal counsel, or other advisers, at our expense, and are directly responsible for the appointment, compensation, and oversight of the work of any such advisers. However, before engaging or receiving advice from a compensation consultant, external legal counsel, or any other adviser, the Compensation Committee considers the independence of each such adviser, including the factors required by Nasdaq and the SEC.

The Compensation Committee has engaged Pearl Meyer as its compensation consultant. Pearl Meyer did not provide any other services to the Company or management, and Pearl Meyer only received fees from the Company for the services it provided to the Compensation Committee. The Compensation Committee evaluated Pearl Meyer's independence under the applicable Nasdaq and SEC standards and concluded that Pearl Meyer was independent of the Company and that its services raised no conflicts of interest. The Company's CEO and President/Chief Operating Officer were invited to participate in discussions regarding the 2023 compensation program and to give their recommendations.

## NOMINATING AND GOVERNANCE COMMITTEE

**MEMBERS**

**Qin (Joanna) Zhou**
(Chair)
Ming (Martin) Tian
Bruce Frank
Thomas Hartfield
Mollie Fadule

**PRINCIPAL RESPONSIBILITIES:**

The Nominating and Governance Committee assists the Board by identifying and recommending individuals qualified to become members of the Board. The Nominating and Governance Committee is responsible for evaluating the composition, size, and governance of the Board and its committees and making recommendations regarding future planning and the appointment of directors to the committees, establishing procedures for considering stockholder nominees to the Board, reviewing the corporate governance principles, and making recommendations to the Board regarding possible changes; and overseeing and monitoring compliance with our Code of Business Conduct and Ethics.

We have adopted a committee charter, which details the purpose and responsibilities of the Nominating and Governance Committee, including:

- reviewing and recommending to the Board the skills, experience, characteristics, and other criteria for identifying and evaluating directors;

- identifying, reviewing the qualifications of, and recruiting individuals qualified to serve as directors, consistent with criteria approved by the Board, and recommending to our Board candidates for nomination for election at the Annual Meeting of Stockholders or to fill vacancies on our Board;

- developing and recommending to our Board a set of corporate governance guidelines;

- annually reviewing the Board's leadership structure and recommending changes to the Board as appropriate, and making recommendations to the independent directors regarding the appointment of the lead independent director;

- overseeing succession planning for positions held by senior executive officers and reviewing succession planning and management development at least annually with the Board;

- overseeing the annual self-evaluation of our Board, its committees, and individual directors; and

- annually evaluating the performance of the Nominating and Governance Committee and assessing the adequacy of the Nominating and Governance Committee's charter.

The Nominating and Governance Committee is composed of five directors, with three directors meeting Nasdaq independence requirements. Prior to March 8, 2024, we qualified as a "controlled company" under Nasdaq listing rules. As a "controlled company," we were not required to have our director nominees selected, or recommended for the Board's selection, by independent directors constituting a majority of the Board's independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors. As we are no longer a "controlled company," each member of the Nominating and Governance Committee will be required to satisfy Nasdaq's independence requirements, subject to a one-year transition period.

The Nominating and Governance Committee has the authority to retain counsel and other advisers as it determines appropriate to assist in performance of its functions at our expense, including any search firm to be used to identify director candidates, and to approve the fees and other retention terms of any such advisers.

## EXECUTIVE LAND COMMITTEE

**MEMBERS**

**John Ho** (Chair)
Qin (Joanna) Zhou
Thomas Hartfield
Mollie Fadule

**PRINCIPAL RESPONSIBILITIES:**

The Executive Land Committee reviews and approves certain proposed transactions, including land purchases, borrowings, land sales, and joint ventures.

The Executive Land Committee has the authority to retain advisers as it determines appropriate to advise the committee and can set the terms (including approval of fees and expenses) of all such engagements, and to terminate any such engagements, and the Company will provide for appropriate funding, as determined by the committee, for paying fees to such advisors engaged by the committee.

## ESG COMMITTEE

**MEMBERS**

**John Ho** (Chair)
Thomas Hartfield
Elias Farhat

**PRINCIPAL RESPONSIBILITIES:**

The ESG Committee discusses the Company's current ESG status, sustainability reporting, and utilization of existing operational resources.

# Risk Oversight

A core responsibility of the Board is to oversee the Company's processes for assessing and managing risk. While the Audit Committee has primary responsibility for risk oversight, both the Audit Committee and the Board are actively involved in risk oversight, and both receive reports on our risk management activities from our executive management team on a regular basis. Members of both the Audit Committee and the Board also engage in periodic discussions with members of management as they deem appropriate to review and address the proper management of the Company's risks. In addition, each committee of the Board considers risks associated with its respective area of responsibility.



**BOARD**

Oversees the Company's processes for assessing and managing risk

**AUDIT COMMITTEE**

- Reviews and discusses the Company's practices with respect to risk assessment and risk management, and risks related to matters including the Company's financial statements and financial reporting processes, compliance, business conduct and ethics, and information technology and cybersecurity

**COMPENSATION COMMITTEE**

- Oversees the assessment of the risks related to the Company's compensation policies and programs applicable to officers and employees, and reports to the Board on the results of this assessment

**NOMINATING & GOVERNANCE COMMITTEE**

- Oversees risks related to corporate governance, including ESG and succession planning regarding the CEO and members of the Board

**MANAGEMENT**

CEO, Chief Financial Officer, President and Chief Operating Officer, Chief Accounting Officer, General Counsel, Vice President of Information Technology, and other members of management monitor and implement policies for managing the Company's risks, including those related to legal, accounting financial and cybersecurity matters, and report periodically on these matters to the Board and its Committees

# Board Oversight of Cybersecurity

Our cybersecurity risk management program is integrated with our overall enterprise risk management program and is aligned with the methodologies, reporting channels, and governance processes that have been established by the Company's enterprise risk management teams. Our Board, which has overall oversight responsibility for our risk management, considers cybersecurity risk critical to the enterprise and has delegated primary cybersecurity risk oversight to the Audit Committee. The Audit Committee is responsible for reviewing and discussing the Company's practices with respect to risk assessment and risk management, as well as risks related to matters including, among other things, information technology and cybersecurity. Accordingly, the Audit Committee oversees management's design, implementation, and enforcement of our cybersecurity risk management program. The Audit Committee receives reports, at least quarterly, from our Vice President of IT on our cybersecurity risks, including briefings on our cyber risk management program and cybersecurity events. The Audit Committee also receives periodic presentations from our Vice President of IT, supported by our management team or external experts, which address a wide range of additional cybersecurity topics, including key cybersecurity metrics, the status of the Company's information security systems, and assessments of the Company's cybersecurity, among other things. The Audit Committee regularly reports to our Board on cybersecurity matters.

# Communications with Directors

Stockholders may contact the Board by mailing correspondence "c/o Corporate Secretary" to the Company's principal offices at 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202. Correspondence will be forwarded to the respective director, except that the Corporate Secretary reserves the right not to forward advertisements or solicitations, customer complaints, obscene or offensive items, communications unrelated to the Company's affairs, business or governance, or otherwise inappropriate materials.

# Governance Documents

The Audit Committee, Compensation Committee, and Nominating and Governance Committee each operate pursuant to written charters adopted by the Board. These charters, along with the Corporate Governance Guidelines and the Code of Business Conduct and Ethics, are available at the Company's website and in print to any stockholder who requests a copy. To access these documents from the Company's website, go to ir.landseahomes.com and select "Governance" from the drop-down menu. Requests for a printed copy should be addressed to Corporate Secretary, Landsea Homes Corporation, 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202.

# Insider Trading Policy

Our Insider Trading Policy is designed to promote compliance with insider trading laws, rules and regulations and the Nasdaq listing rules and, among other things, prohibits all directors, officers, and employees, as well as members of such persons' immediate families and households (other than household employees) and such persons' controlled entities, from engaging in the following: (a) short-term trading; (b) short sales; and (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls with respect to Company securities.

# Clawback Policy

In October 2023, we adopted a Clawback Policy, which is intended to comply with the requirements of Nasdaq Rule 5608 adopted by Nasdaq implementing Rule 10D-1 under the Exchange Act. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive, including our Named Executive Officers, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

# Director Compensation

Members of our Board who are not employees of the Company received the following compensation under our director compensation program in 2023. The director compensation program also provides each member of the Board with reimbursement for reasonable travel and miscellaneous expenses incurred in attending meetings and activities of the Board and its committees. Effective January 1, 2023, the Board made the following changes to the director compensation program to further align our program with peer practices: (i) a $5,000 increase in the Lead Director retainer, (ii) a $20,000 increase in the annual equity grant, (iii) a $200,000 annual cash retainer for the Chairman of the Board (Mr. Tian), and (iv) an additional committee membership retainer of $5,000 for service on the ESG Committee. As Chairman of the Board, Mr. Tian is only eligible to receive the Chairman Retainer.

| | |
|---|---:|
| **Annual Cash Retainer:** | $ 70,000 |
| **Committee Chairperson Retainers:** | |
| Audit Committee | $ 25,000 |
| Compensation Committee | $ 20,000 |
| Nominating and Governance Committee | $ 20,000 |
| Executive Land Committee | $ 10,000 |
| **Committee Membership Retainers:** | |
| Audit Committee | $ 10,000 |
| Compensation Committee | $ 8,000 |
| Nominating and Governance Committee | $ 6,000 |
| Executive Land Committee | $ 5,000 |
| ESG Committee | $ 5,000 |
| **Lead Director Retainer:** | $ 25,000 |
| **Chairman Retainer:** | $200,000 |
| **Value of Annual Equity Grant (RSUs):** | $115,000 |

In accordance with the terms of the director compensation program, each member of our Board (other than Mr. Tian) who is not an employee of the Company received a grant of 13,540 restricted stock units ("RSUs") on June 21, 2023 under our 2020 Stock Incentive Plan (Incentive Plan), which will vest in connection with the Annual Meeting. In addition, each member of our Board (other than Mr. Tian) who is not an employee of the Company also received a grant of 14,566 RSUs on March 14, 2023 under the Incentive Plan, which vested in connection with the 2023 Annual Meeting, as the annual equity retainer for their service during their term ending with the 2023 Annual Meeting. Such RSUs were granted for service during each director's 2022-2023 term but are also included in amounts shown below because such RSUs were not granted until 2023.

In 2024, the Board approved the following adjustments to our director compensation policy, effective as of January 1, 2024: (i) a $2,000 increase in the annual cash retainer, (ii) a $10,000 increase in the annual equity grant, and (iii) increases of $2,500, $2,000, and $4,000 in the committee membership retainers for service on the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, respectively.

The following table presents information regarding compensation paid to the Company's directors during the fiscal year ended December 31, 2023 (the "2023 Fiscal Year"):

| NAME | FEES EARNED OR PAID IN CASH ($) | STOCK AWARDS ($)[1] | TOTAL ($) |
|---|---|---|---|
| Elias Farhat | $ 80,001 | 211,435 | $291,436 |
| Mollie Fadule | $ 85,000 | 211,435 | $296,435 |
| Bruce Frank | $134,000 | 211,435 | $345,435 |
| Thomas Hartfield | $101,000 | 211,435 | $312,435 |
| Susan Lattmann[2] | $ 41,000 | 95,262 | $136,262 |
| Robert Miller[2] | $ 39,165 | 95,262 | $134,427 |
| Martin Tian | $200,000 | — | $200,000 |
| Joanna Zhou | $106,334 | 211,435 | $317,769 |

[1] Amounts in this column represent the aggregate grant date fair value of RSUs granted during the 2023 Fiscal Year, calculated in accordance with FASB ASC Topic 718 based on the closing price of the Common Stock on the applicable date of grant: $8.58 for the RSUs granted on March 14, 2023 and $9.69 for the RSUs granted on June 21, 2023. As of December 31, 2023, each of the non-employee directors (other than Ms. Lattmann and Messrs. Miller and Tian) held 13,540 unvested RSUs, and Ms. Lattmann and Messrs. Miller and Tian did not hold any unvested RSUs.

[2] Ms. Lattmann and Mr. Miller served on our Board until the 2023 Annual Meeting on June 14, 2023. Thus, their compensation amounts were pro-rated for their partial year of service.

PROPOSAL 1

# Election of Directors

Our Second Amended and Restated Certificate of Incorporation (the "Certificate") specifies that the Board consists of one class of directors. Based on the recommendation of the Nominating and Governance Committee, the Board nominated seven directors for election at the Annual Meeting to hold office until the 2025 Annual Meeting of Stockholders and until their successors have been elected and qualified. Proxies cannot be voted for a greater number of persons than the number of nominees named.

Each of the nominees has consented to serve as a director, if elected, and all of the nominees are currently directors. We have no reason to believe that any of the nominees will be unavailable or, if elected, will decline to serve. If any nominee becomes unable or unwilling to stand for election as a director, proxies will be voted for any substitute as designated by the Board, or alternatively, the Board may reduce the size of the Board.

Our Board recommends a vote "**FOR**" the election of each nominee.

# Director Nominees

For each of the seven director nominees standing for election, the following describes certain biographical information and the specific experience, qualifications, attributes, or skills that qualify them to serve as our directors and, as applicable, the Board committees on which they serve.

## Ming (Martin) Tian | 63

**CHAIRMAN**

**DIRECTOR SINCE: 2021**



- Strategic Planning / Strategy Development
- Homebuilding / Real Estate Industry
- Business Development / Business Operations
- Senior Executive Leadership
- Human Capital Management
- Risk Management
- Public Company Governance
- Environmental Sustainability Practices















### COMMITTEES

- Compensation
- Nominating and Governance

### OTHER PUBLIC COMPANY BOARDS

- Landsea Green
- Landsea Green Life Service Company Limited ("Landsea Green Life Service")
- Chervon Holdings Limited

### BACKGROUND

- Founded Landsea Homes in 2013 and served as chairman of the board until the Business Combination, continuing to serve as Chairman of the Board of the Company
- Founded the parent company of Landsea Homes, Landsea Group Co., Ltd. ("Landsea Group"), a real estate developer and operator of green tech companies, in 2001 in China, and is now Landsea Group's largest stockholder
- Has served as chairman and president of Landsea Group since 2001
- Has served as an executive director and chairman of the board of Landsea Green, an international property development service provider with green building technologies and vertically integrated business capabilities, since 2013
- Is executive director and chairman of the board of Landsea Green Life Service, a property management service provider
- Has served as president and chairman of Landsea Holdings since 2015, and is chairman of Shanghai Landleaf Architecture Technology Co., Ltd.
- Is an independent director of Chervon Holdings Ltd., a provider of power tools and outdoor power equipment
- Received a master's degree from Nanjing University in Foreign-Related Economic Administration and an Executive MBA degree from China Europe International Business School (CEIBS) in China

## SELECT QUALIFICATIONS

- **Strategic Planning / Strategy Development**

  Brings to the Board the expansive vision and expertise in strategic planning and long-term development demonstrated by his founding and shepherding of Landsea Group from a registered capital investment of $1.5 million (at incorporation) to a total asset value exceeding $4.7 billion in 2023, enhancing the Board's strategic perspective

- **Environmental Sustainability Practices**

  Over two decades of experience as a founder and director in the international green tech and green building sectors enhances the Board's ability to provide oversight and leadership in this space

- **Homebuilding / Real Estate Industry**

  Has served for decades in executive leadership and oversight roles at in the real estate and homebuilding sectors, broadening the Board's understanding of the complex challenges of operating in this industry

Mr. Tian is an experienced founder and executive with significant global management, real estate, and investment experience. His presence on the Board provides a global perspective and both broadens and deepens the Board's understanding of the real estate sector, including the Company's customers, strategic planning environment, and potential challenges.

# John Ho | 41

**CEO**

**DIRECTOR SINCE: 2021**

 Strategic Planning / Strategy Development

 Homebuilding / Real Estate Industry

 Business Development / Business Operations

 Senior Executive Leadership

 Accounting / Financial Reporting

 Human Capital Management

 Environmental Sustainability Practices

## COMMITTEES

- Executive Land (Chair)
- ESG (Chair)

## OTHER PUBLIC COMPANY BOARDS

None

## BACKGROUND

- Established Landsea Homes in August 2013 and served as its CEO and board member from 2014 until the Business Combination
- Has served as CEO of the Company since the Business Combination and served as interim Chief Financial Officer of the Company from the Business Combination until December 2021
- Served as interim Chief Financial Officer of Landsea Homes from January 2019 until the Business Combination

- Served as Director of Jones Lang LaSalle ("JLL") from July 2011 to October 2013, and Vice President at JLL from December 2008 to June 2011. During that time, he led the firm in international business development, focused on delivering transactional, consultancy, and other integrated real estate services to businesses investing overseas
- Served as a director of Landsea Holdings from 2014 to January 2021
- Received a bachelor's degree from the University of Southern California and an MBA from the UCLA Anderson School of Management

## SELECT QUALIFICATIONS

- **Homebuilding / Real Estate Industry**

  Gained extensive experience in the real estate industry prior to establishing Landsea Homes, through 10 years in real estate investment and development working at global real estate investment management and consulting firms Colliers International and JLL

- **Senior Executive Leadership**

  Brings to the board over 10 years of proven executive leadership as the founding CEO of Landsea Homes, continuing to lead the Company today, and also served as the interim Chief Financial Officer of Landsea Homes and the Company between January 2019 and December 2021

- **Business Development / Business Operations**

  Grew Landsea Homes and the Company from a start-up operation with no revenue in 2013 into a 500+ employee business with north of $1.2 billion in revenues in 2023, including overcoming challenges such as the COVID-19 pandemic

Mr. Ho is an experienced executive who brings to the Board his significant leadership and real estate experience, his financial management expertise, and his accomplishments in building the Company.

## Qin (Joanna) Zhou | 50

**DIRECTOR SINCE: 2021**

 Strategic Planning / Strategy Development

 Homebuilding / Real Estate Industry

 Business Development / Business Operations

 Senior Executive Leadership

 Human Capital Management

 Risk Management

 Public Company Governance

 Environmental Sustainability Practices

### COMMITTEES
- Nominating and Governance (Chair)
- Executive Land

### BACKGROUND
- Served on the Landsea Homes board from 2013 until the Business Combination
- CEO and director of Landsea Holdings from January 2021 to August 2023, currently Executive Vice President
- Joined Landsea Green in 2002 and served as the regional General Manager in multiple locations, such as Nanjing, Suzhou and Shanghai. Ms. Zhou retired by rotation from Landsea Green effective June 19, 2020, to focus on the business efforts of Landsea Group, the controlling stockholder of Landsea Green
- Served as Non-Executive director for Landsea Green from January 2015 to August 2016, when she was redesignated as an Executive Director, in which capacity she served until 2020

### PAST PUBLIC COMPANY BOARDS
- Landsea Green
- Landsea Green Life Service

- Served as the assistant to the Chairman, General Manager of Shanghai Landsea Architecture Technology Co., Ltd. and general manager of Landsea Architecture Design Institute. Ms. Zhou also served as the Chief Human Resources Officer of Landsea Group, and has served as Chief International Officer and Vice President of Landsea Group since 2015
- Served as Executive Director and Vice Chairwoman of the Board of Landsea Green Life Service from July 2021 to March 2024
- Received an Executive MBA from China Europe International Business School and an MBA from Nanjing University

### SELECT QUALIFICATIONS

- **Strategic Planning / Strategy Development**

  Brings to the Board the experience gained from managing Landsea Group's global strategic deployment, enhancing the board's leadership on and oversight of the Company's strategic priorities

- **Human Capital Management**

  Extensive business experience includes service as Chief Human Resources Officer of Landsea Group, contributing valuable expertise and experience to the Board's oversight of human capital management and compensation

- **Business Development / Business Operations**

  Brings to the Board over 22 years of experience in business operations and development, enhancing the Board's ability to conduct effective oversight of management's performance

- **Environmental Sustainability Practices**

  Contributes to the Board extensive expertise and years of experience in renewable energy utilization and sustainable building practices within the real estate development realm

Ms. Zhou is an experienced executive and director in the real estate industry.

# Bruce Frank | 70
## LEAD INDEPENDENT DIRECTOR

**DIRECTOR SINCE: 2021**

 Strategic Planning / Strategy Development

 Homebuilding / Real Estate Industry

 Senior Executive Leadership

 Accounting / Financial Reporting

 Risk Management

 Public Company Governance

## COMMITTEES
- Audit (Chair)
- Compensation
- Nominating and Governance

## OTHER PUBLIC COMPANY BOARDS
- Morgan Stanley Direct Lending Fund*
- SL Investment Corp.*
- T Series Middle Market Loan Fund LLC*
- North Haven Private Income Fund LLC*
- North Haven Private Income Fund A, LLC*
- LGAM Private Credit LLC*

\* Entities related within the same fund family

## BACKGROUND
- Served on the Landsea Homes board from 2015 until the Business Combination
- Served as a senior partner within the assurance service line of Ernst & Young LLP's real estate practice from April 1997 to June 2014, when he retired
- Chairs the Audit Committee and serves on the Nominating and Corporate Governance Committee of each of Morgan Stanley Direct Lending Fund, SL Investment Corp., T Series Middle Market Loan Fund LLC, North Haven Private Income Fund LLC, North Haven Private Income Fund A, LLC, and LGAM Private Credit LLC

- Served as a member of the board of directors of VEREIT, Inc. from July 2014 through March 2017 and was a member of its Audit and Nominating and Corporate Governance Committees
- Served as a member of the board of directors of ACRE Realty Investors Inc. from October 2014 through October 2017 and was a member of its Audit and Compensation Committees
- Earned a bachelor's degree from Bentley College

## SELECT QUALIFICATIONS

- **Accounting / Financial Reporting**

  Is a member of the American Institute of Certified Public Accountants and is a Certified Public Accountant in the State of New York and brings to the Board his extensive experience and expertise in financial oversight, accounting and corporate finance acquired over a decades-long career in which he rose to the role of senior partner at Ernst & Young LLP

- **Public Company Governance**

  Extensive experience as a public company board member, including with serving on and chairing public company audit committees, provides valuable expertise to the Board

- **Homebuilding / Real Estate Industry**

  Experience in the homebuilding and real estate industry derives from his career in Ernst & Young LLP's real estate practice and service on other industry boards, including the boards of VEREIT and ACRE Realty Investors

Mr. Frank is an experienced accounting professional and director in the real estate industry who enhances the Board's ability to provide effective financial oversight.

Mr. Frank currently serves on the audit committee of six other public companies, all of which are business development companies under the Investment Company Act of 1940, as amended, and are related entities within the same fund family. The Board has determined that such simultaneous service does not impair the ability of Mr. Frank to effectively serve on the Company's Audit Committee. In making this determination, the Board considered the mix of companies involved and the fact that they are all business development companies within the same fund family, as well as Mr. Frank's 95% attendance at 2023 meetings of the Board and the committees on which he serves, including 100% attendance at Audit Committee meetings, his valued contribution as Audit Committee Chair, and his extensive background and experience in accounting, including as a Certified Public Accountant and former senior partner of Ernst & Young LLP.

# Thomas Hartfield | 70

**DIRECTOR SINCE: 2021**

 Strategic Planning / Strategy Development

 Homebuilding / Real Estate Industry

 Senior Executive Leadership

 Accounting / Financial Reporting

 Risk Management

 Public Company Governance

## COMMITTEES

- Compensation (Chair)
- Nominating and Governance
- Executive Land
- ESG

## OTHER PUBLIC COMPANY BOARDS

None

## BACKGROUND

- Served on the Landsea Homes board from 2017 until the Business Combination
- Served as a senior advisor at Annascaul Advisors LLC, a registered broker-dealer, in New York from 2006 to 2010, when he retired
- Served as managing director of the Homebuilding and Building Products Group at the global investment bank Houlihan Lokey Howard & Zukin from 2002 to 2006
- Served as a managing director and partner at investment bank Dillon Read & Co. and its successor firm, UBS AG, from 1982 to 2001, where he was a senior member of the Homebuilding and Building Products Group and headed the Private Financing Group. His clients included Meritage Homes, Ryland Homes, KB Homes and Highland Homes. At UBS, he started the Private Equity Group
- Received a B.S. from the University of Oregon and an MBA from Leonard N. Stern School of Business at New York University

## SELECT QUALIFICATIONS

- **Risk Management**

  Served in financial and advisory roles within real estate and homebuilding investment sector, providing the Board with a broad perspective on risks to which companies operating in this space are potentially vulnerable

- **Homebuilding / Real Estate Industry**

  Served in financial and advisory roles within real estate and homebuilding investment sector, resulting in a broad and valuable understanding of successfully raising capital for real estate companies, enhancing the Board's strategic perspective on the complex challenges of raising capital in the global marketplace

- **Accounting / Financial Reporting**

  Acquired significant financial experience and acumen through his long career in financial and advisory roles, enhancing the Board's oversight of financial reporting matters

Mr. Hartfield is an experienced investment banker and real estate professional who brings to the Board his extensive experience and industry knowledge of finance, homebuilders, and the real estate industry.

# Elias Farhat | 58

**DIRECTOR SINCE: 2021**

 Strategic Planning / Strategy Development

 Risk Management

 Business Development / Business Operations

 Senior Executive Leadership

 Public Company Governance

 Legal / Regulatory

 Accounting / Financial Reporting

 Human Capital Management

 Environmental Sustainability Practices

 Homebuilding / Real Estate Industry

## COMMITTEES

- Audit
- Compensation
- ESG

## PAST PUBLIC COMPANY BOARDS

- LFAC (the Company prior to the Business Combination)
- LF Capital Acquisition Corp II

## BACKGROUND

- Served on the LFAC board from 2017 until the Business Combination
- Has served as President of Andesite Advisors, Inc., an advisory firm, since November 2021
- Served as Executive Chairman and Chief Executive Officer of LF Capital Acquisition Corp II, a special purpose acquisition company, from November 2021 to November 2023
- Served as Chief Strategy Officer for Candriam, an asset management company with over $170 billion under management from October 2016 to October 2021
- Former member of Candriam's Group Strategy Committee and Executive Committee
- Partner of Capital E, a private equity and real estate firm, from 2003 to 2016 and held several board and advisory positions at portfolio companies with ties to Capital E

- In 2003, founded Velocity Advisors, a private equity advisory firm which sourced and structured transactions on behalf of institutional investors, and served as Managing Partner from 2003 to 2016
- Vice President and Partner at Bain & Company from 1990 to 2002, where he spent 12 years as a management consultant across Europe, the U.S. and Latin America and has advised boards, CEOs and senior management of Fortune 1000 companies as well as several buyout funds on a broad range of strategic, operational, financial and organizational issues
- Led Bain's Private Equity Group activities in the Southern US region and was involved in its Investment Committee
- Previously served as a director of Huron Inc. and CBI, Inc.
- Graduate of Ecole Supérieure des Sciences Economiques et Commerciales (ESSEC) in Paris

## SELECT QUALIFICATIONS

- **Strategic Planning / Strategy Development**

    Served in strategic and advisory roles across the private and public investing space, resulting in extensive experience in and understanding of strategic planning and positioning, including with respect to raising capital and assessing strategic transactions

- **Accounting / Financial Reporting**

    Extensive and high-level experience structuring and advising on private and public transactions, as well as successfully raising capital and monitoring its deployment, enhances the Board's ability to conduct effective financial oversight, including with respect to acquisitions

- **Risk Management**

    Long career in private and public equity has provided a broad and valuable understanding of the complex risks and challenges facing participants in the global marketplace

Mr. Farhat is an experienced asset manager and management consultant who brings to the Board his experience in private equity, capital markets, transactional matters, and oversight of operational performance, including at acquired companies.

## Mollie Fadule | 41

**DIRECTOR SINCE: 2021**

 Strategic Planning / Strategy Development

 Homebuilding / Real Estate Industry

 Business Development / Business Operations

 Senior Executive Leadership

 Accounting / Financial Reporting

 Risk Management

### COMMITTEES

- Audit
- Nominating and Governance
- Executive Land

### OTHER PUBLIC COMPANY BOARDS

None

### BACKGROUND

- Has served as Chief Financial and Investment Officer at JPI, a developer, builder and investment manager, since 2021
  - Led the successful acquisition of JPI's platform by Sumitomo Forestry (TYO: 1911) in November 2023
  - Spreadheaded strategic transactions totaling over $3 billion in deal volume
  - 2023 NMHC 8th largest developer and #1 fastest growing developer in the US
- Founder and Partner of Cephas Partners, a private equity firm formed in 2012 that specializes in alternative investments with a primary focus on real estate opportunities
- Prior to joining Cephas Partners in 2012, served as Vice President at Bank of America Merrill Lynch in the Real Estate Principal Investments group in New York, from May 2006 to December 2011
- Since 2015 has invested in and advised multiple companies bringing new technologies to the real estate and construction industries

- Previously served on the Global CREW Network board, serving over 11,000 women in commercial real estate
- Currently serves as a director on the boards of directors of private companies, including: Pallet, a Social Purpose Corporation focused on portable shelter systems, and Urban Housing Ventures, a workforce affordable housing fund
- 2024 Globe St. Woman of Influence
- NAIOP National Developing Leader Award
- BisNow Seatlle Power Woman
- Puget Sound Business Journal's 40 under 40
- AEC Innovator
- Received a Bachelor's degree in history and science from Harvard University

### SELECT QUALIFICATIONS

- **Strategic Planning / Strategy Development**

  Experience as a founder, investor, and advisor in the finance sector of the real estate and construction industries brings a valuable perspective to the Board's oversight and development of long-term strategy within its industry

- **Accounting / Financial Reporting**

  Experience and expertise gained as an investment banker and chief financial and investment officer strengthens the Board's oversight of financial reporting matters

- **Homebuilding / Real Estate Industry**

  Experience as a founder, investor, and advisor in the finance sector of the real estate and construction industries provides a broad and multi-layered perspective on industry risks and trends

Ms. Fadule is an experienced real estate and investment professional who brings to the Board her experience and background in the real estate and homebuilding industries.

# SUSTAINABILITY AND HUMAN CAPITAL

## Sustainability in Our Business

**Sustainability in Our Business**

At the Company, ESG principles are woven throughout our deep-rooted commitment to sustainability. We seek to build in a responsible manner using the latest technological advances that can make life easier, provide energy savings, and allow homeowners to live healthier, all of which are reflected in our High Performance Homes. Our Company is built on a foundation of integrity and trust, and we aim for our sustainability approach to benefit our team, our customers, and the communities that we create. We believe that seeking to be ethical business partners, stewards of the environment, champions of our employees, and responsible members of our communities promotes long-term stakeholder value and the achievement of sustainable business success.

We have sought to embed these principles of sustainability in our approach to business since the completion of our very first home nearly a decade ago. There are four key pillars of focus for our sustainability program: Governance, Our Team, Social Responsibility and Environmental Sustainability. We believe that our efforts in these areas offer us a competitive advantage and help create long-term value for our investors, employees, customers, and communities. Our 2022 Sustainability Report, available on our website, summarizes our approach to sustainability and describes our progress in the ESG areas most relevant to our business. Our Sustainability Report is not considered part of or incorporated by reference in this Proxy Statement.

**Governance**

We are committed to a culture of responsibility, integrity, and ethical business conduct and to maintaining sound governance and compliance practices that help build long-term value and trust with our stakeholders.

**Our Team**

We aim to enrich our team by providing a positive environment in which employees can expand their skills, grow toward their goals and achieve more together. We have aligned our internal sustainability reporting efforts with the Sustainability Accounting Standards Board ("SASB") Standards for the homebuilding industry. We are working toward providing disclosures and metrics that align with SASB Standards. We also reference certain United Nations Sustainable Development Goals that we believe are most strongly aligned with our business activities and key priority areas in this reporting as well. For more about how we build and manage our team, please see "Human Capital Management" below.

**Social Responsibility**

We seek to drive positive social impact through our commitment to providing high quality, affordable, and financially accessible homes and to helping strengthen the communities where we build and operate.

**Environmental Sustainability**

We are focused on sustainable, energy efficient, and eco-friendly building practices that we believe result in a lighter environmental impact, lower resource consumption, and a reduced carbon footprint.

In 2019, Landsea Homes officially launched its HPH program in select communities across California and Arizona, and the program has now been expanded to include Texas, Florida, and Colorado. The program focuses on home automation, sustainability, and energy savings, three factors that we believe are highly desired by our customers.

We strive to reduce our impact on many key resources, particularly fresh water. We employ strategies throughout the life of our homes designed to reduce our impact on freshwater reserves. We work with landscape architects to design our communities for minimal water usage. Designs often utilize recycled water, xeriscaping and sprinkler systems with rain-smart sensors to reduce water consumption. Avoiding over-irrigation assists in water conservation and aids in fire prevention at our communities.

During construction, we seek to implement best-practice water conservation measures, including concrete and paint washouts. We create stormwater pollution prevention plans to control erosion and minimize chemical impact to stormwater runoff. To help promote the quality of the site once our homes have been completed, we implement our Water Quality Management Program, and we share these operation and maintenance plans with homeowners and homeowner associations to ensure the ongoing maintenance of stormwater filtration facilities.

# Human Capital Management

*Hiring, Retention and Turnover.* We focus significant attention on attracting and retaining talented and experienced individuals to manage and support our operation. New employees are provided training on our culture and expectations, including our commitment to sustainability. Our management team routinely reviews employee turnover rates at various levels of the organization. As of December 31, 2023, with a 12-month lookback period, the Company had a voluntary turnover rate of approximately 16.2, and an involuntary turnover rate of approximately 8.8%.

*Internal Promotion and Compensation.* Every year, each manager helps set his or her employees' professional goals for internal promotion, and monitors employees' progress throughout the year. Employee compensation is determined based on industry benchmarks and cost of living factors. Bonus incentives are primarily paid out annually based on division performance goals. We recommend and promote continuing education for all employees and offer tuition reimbursement for job-related curricula.

*Worker Safety and Compliance with Laws.* We actively train our employees and management on workplace safety and related laws and regulations. With respect to workplace safety, we utilize a third-party vendor to support compliance with California/Occupational Safety and Health Administration ("OSHA") and federal OSHA safety requirements. Internally, we have a formal safety committee to review employee safety protocols. With respect to compliance with employment-related laws and regulations, we provide management training on leadership development, the progressive discipline process, and updates on labor laws, protected leaves, and wage and hour rules. In addition, our employees are required to complete a two-hour harassment prevention training.

# Non-Binding Advisory Vote to Approve Named Executive Officer Compensation

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking stockholders to approve the compensation of our Named Executive Officers, as disclosed in this Proxy Statement.

We are required by Section 14A of the Exchange Act to offer our stockholders an opportunity to cast an advisory, non-binding, vote on the compensation of our named executive officers, as disclosed in this Proxy Statement, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010 (commonly referred to as a "say on pay" vote). This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies, and practices described in this Proxy Statement. Although the vote is non-binding, we value constructive feedback from our stockholders on executive compensation and other important matters, and the Board and the Compensation Committee will consider the voting results when making future compensation decisions.

Our Compensation Committee, which is responsible for approving (or recommending to the Board for approval) the compensation payable to the executive officers of the Company, has designed our executive compensation program to link a substantial portion of each executive's realized compensation to the achievement of the Company's performance objectives as well as to align realized compensation with changes in the value of stockholders' investments.

In connection with your vote on this proposal, we urge you to read the Summary Compensation Table and other related compensation tables and narratives that follow in this Proxy Statement (excluding the Pay Versus Performance Table and related narratives), which provide detailed information on the compensation of our Named Executive Officers. Our Compensation Committee and our Board of Directors believe that the policies and procedures articulated in these sections of this Proxy Statement are effective in achieving our goals.

The affirmative vote of at least a majority of the voting power of the stock present or represented by proxy and entitled to vote thereon at the Annual Meeting is required for approval of this proposal. Abstentions will have the same effect as a vote "against" the proposal, and broker non-votes, if any, will have no impact on the vote, assuming that a quorum is present. We expect the next advisory vote to approve the compensation of our Named Executive Officers to be conducted at our 2025 Annual Meeting of Stockholders.

Our Board of Directors recommends a vote "**FOR**" the approval, on a non-binding, advisory basis, of the compensation of our Named Executive Officers.

# INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Below is a list of our executive officers and their respective ages and a brief account of the business experience of each of them.

| NAME | AGE | POSITION |
|---|---|---|
| John Ho | 41 | Chief Executive Officer; Director |
| Michael Forsum | 62 | President; Chief Operating Officer |
| C. Kelly Rentzel | 49 | General Counsel |
| Christopher Porter | 58 | Chief Financial Officer |

**John Ho**'s biographical information can be found with the other director biographies in the Director Nominees section.

**Michael Forsum** served as the Chief Operating Officer of Landsea Homes from August 2016 until the Business Combination, and he has since served as our President and Chief Operating Officer. Prior to joining Landsea Homes, Mr. Forsum spent nearly 30 years in the homebuilding industry as a senior level executive and worked from 2009 to 2016 in private equity as a partner specializing in residential real estate investing for Starwood Land Ventures, a wholly-owned subsidiary of Starwood Capital Group Global, a private investment firm. During his homebuilding career, Mr. Forsum led homebuilding operations at KB Homes from 1985 to 1993. Mr. Forsum also served as a Division President of Ryland Homes from 1994 to 2001. Later, as Taylor Woodrow/Morrison's West Region President, Mr. Forsum was responsible for overseeing multiple operating divisions in California, Arizona, Nevada, and Colorado from 2001 to 2008. Mr. Forsum also served on Taylor Woodrow/Morrison's North American Leadership team, which set strategic direction and established company governance and procedures, from 2000 to 2008. During Mr. Forsum's homebuilding tenure, he was associated with the acquisition, planning and development of nearly 25,000 home sites, and the building of over 20,000 homes. In 2008, Mr. Forsum co-founded Starwood Land Ventures, an affiliated company of Starwood Capital Group Global, a private equity firm specializing in real estate, which he left in 2016. Mr. Forsum is on the National Board of Directors for HomeAid America and received a bachelor's degree from Arizona State University.

**C. Kelly Rentzel** has served as our General Counsel and Secretary since January 2024. Prior to joining the Company, Ms. Rentzel served as Executive Vice President, General Counsel, and Secretary at First Foundation Inc., a financial services company with two wholly-owned operating subsidiaries, First Foundation Advisors and First Foundation Bank, from 2021 to 2023. Before joining First Foundation, Ms. Rentzel served as Executive Vice President, General Counsel, and Secretary for Texas Capital Bank, a publicly-traded financial institution, from 2016 to 2021; she became its first in-house lawyer in 2012 and ultimately built an in-house team of six attorneys. Ms. Rentzel began her legal career at Baker Botts LLP, spending five years in private practice before serving six years as a staff attorney and then law clerk at the United States District Court for the Northern District of Texas. Ms. Rentzel received a bachelor's degree from Rice University and earned her Juris Doctorate from the Dedman School of Law at Southern Methodist University.

**Christopher Porter** has served as our Chief Financial Officer since December 2021. He has over 30 years of diverse experience in corporate finance in both public and private equity settings across multiple industries, including all major commercial real estate sectors, senior housing, defense contracting, and banking/finance. Prior to joining the Company, he founded and served as the Managing Member of Cubed One Advisors, LLC, a financial services and accounting advisory consulting company from April 2021 to November 2021. In 2013, Mr. Porter co-founded, and through March 2021 served as President and Chief Financial Officer of, Silverstone Healthcare Company, a senior housing real estate development company, and was instrumental in growing it to nine luxury developments and successfully raising approximately $1 billion in debt and equity. During his tenure he also oversaw all accounting, reporting, finance, human resources, liquidity, and asset management functions. Prior to Silverstone, Mr. Porter was Vice President and Treasurer of Dyn-Corp International, responsible for its global Treasury, Risk Management, Liquidity, and Investor Relations. Mr. Porter spent the previous 10 years at Crescent Real Estate Equities, ending with the role of Managing Director, in which capacity he was in charge of Capital Markets, Risk Management, and Treasury. Mr. Porter received a bachelor's degree from the University of Texas at Austin and an MBA from the University of North Texas.

## Number and Terms of Office of Officers

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint persons to the offices set forth in our Bylaws as it deems appropriate. Our Bylaws provide that our officers may consist of a Chairman of the Board and a CEO, President, Chief Financial Officer, Secretary, Treasurer, one or more Vice Presidents, and such other officers as may be determined by the Board.

# EXECUTIVE COMPENSATION

We are currently considered a smaller reporting company for purposes of the executive compensation disclosure rules. In accordance with such rules, we are permitted to provide more limited executive compensation disclosures. This section discusses the material elements of compensation awarded to, earned by, or paid to the principal executive officer of the Company and the two next most highly compensated executive officers of the Company. These individuals are referred to as the "Named Executive Officers" or "NEOs."

## Summary Compensation Table

The following table presents information regarding the compensation of NEOs for services rendered during the 2023 Fiscal Year and the fiscal year ended December 31, 2022:

| NAME AND PRINCIPAL POSITION | YEAR | SALARY ($) | BONUS ($) | STOCK AWARDS ($)[1] | NON-EQUITY INCENTIVE COMPENSATION ($)[2] | ALL OTHER COMPENSATION ($)[3] | TOTAL ($) |
|---|---|---|---|---|---|---|---|
| **John Ho** Chief Executive Officer | 2023 | $800,000 | $— | $ — | $1,692,000 | $20,652 | $2,512,652 |
| | 2022 | $750,000 | $— | $4,210,000 | $1,472,000 | $27,924[4] | $6,459,924 |
| **Michael Forsum** President and Chief Operating Officer | 2023 | $800,000 | $— | $ — | $1,692,000 | $14,313 | $2,506,313 |
| | 2022 | $750,000 | $— | $4,210,000 | $1,656,000 | $14,790 | $6,630,790 |
| **Christopher Porter** Chief Financial Officer | 2023 | $470,000 | $— | $ 299,582 | $ 522,000 | $17,380 | $1,308,962 |
| | 2022 | $450,000 | $— | $ 295,096 | $ 515,200 | $ 8,727 | $1,269,023 |

[1] Amounts in this column for 2023 represent the grant date fair value computed in accordance with FASB ASC Topic 718 of (i) RSUs granted to Mr. Porter on July 26, 2023, which have a per RSU grant date fair value of $9.56, calculated based on the closing price of the Common Stock on the date of grant, and (ii) performance share units ("PSUs") granted to Mr. Porter on July 26, 2023, which have a per target PSU grant date fair value of $9.56, in each case, under the Incentive Plan. Please read Note 15 to our consolidated financial statements for the fiscal year ending December 31, 2023 included in our Annual Report for a discussion of the assumptions used to determine the FASB ASC Topic 718 value of the PSU award and "Narrative Disclosure to the Summary Compensation Table—Long Term Incentive Compensation—2023 Awards" for more details regarding these awards. PSUs are shown assuming target achievement of the applicable performance conditions. If maximum performance were assumed, the value of the PSUs granted to Mr. Porter as of the date of grant would be $359,494. Messrs. Ho and Forsum did not receive any equity awards during the 2023 Fiscal Year.

[2] Amounts in this column represent amounts paid under our annual bonus program for performance in the 2023 Fiscal Year. For more information regarding the annual bonus program for 2023 see "Narrative Disclosure to the Summary Compensation Table-Annual Bonus Program" below.

[3] Amounts in this column include (i) matching contributions under our 401(k) plan made during the 2023 Fiscal Year and (ii) other perquisites and benefits, which include Company payments of automobile leases and automobile allowances, monthly cell phone allowances, gym memberships, and executive physicals through Hoag Executive Health.

| NAME | COMPANY 401(K) MATCHING CONTRIBUTIONS ($) | OTHER ($) | TOTAL ($) |
|---|---|---|---|
| **John Ho** | $5,538 | $15,114 | $20,652 |
| **Michael Forsum** | $ — | $14,313 | $14,313 |
| **Christopher Porter** | $9,900 | $ 7,480 | $17,380 |

[4] Includes $12,990 of automobile lease payments which were inadvertently excluded from the Summary Compensation Table included in our 2023 proxy statement.

## Narrative Disclosure to the Summary Compensation Table

The following is a brief description of the compensation arrangements we have with each of the NEOs and other components of their compensation during the 2023 Fiscal Year. The Board makes decisions regarding executive compensation based on recommendations given by the Compensation Committee, which are developed based on the advice and guidance provided by Pearl Meyer, the Compensation Committee's independent compensation consultant. The goal of the Company's executive compensation program is to be competitive in order to attract and retain our executive officers while linking a significant portion of cash compensation to performance objectives and providing a portion of executive compensation as long-term incentive compensation in the form of equity awards.

# Base Salaries

Base salary is a fixed element within a total compensation package intended to attract and retain the talent necessary to successfully manage our business and execute our business strategies. Base salaries for our NEOs are established based on the scope of their responsibilities, considering relevant experience, internal pay equity, tenure, and other factors deemed relevant. Effective January 1, 2023, the Board approved, upon recommendation by the Compensation Committee, the following base salary changes, in order to bring base salaries and total direct compensation more in line with peer company median:

| NAME | 2022 BASE SALARY | 2023 BASE SALARY |
|---|---|---|
| John Ho | $750,000 | $800,000 |
| Michael Forsum | $750,000 | $800,000 |
| Christopher Porter | $450,000 | $470,000 |

# Annual Bonus Program

For the 2023 Fiscal Year, each NEO participated in our Executive Cash Incentive Plan, pursuant to which the Company established the annual bonus program for 2023. Under the annual bonus program for 2023, each NEO was eligible to receive a cash bonus payment based on the Company's performance. The Board, upon recommendation of the Compensation Committee, established 2023 target annual bonus levels for each NEO, as set forth below:

| NAME | 2023 TARGET ANNUAL BONUS |
|---|---|
| John Ho | $1,200,000 |
| Michael Forsum | $1,200,000 |
| Christopher Porter | $ 370,000 |

Under the 2023 annual bonus program, payment of annual bonuses to the NEOs was based on achievement of revenue and adjusted earnings per share (EPS) performance targets. The Board and the Compensation Committee selected these measures as those that best align executive performance with the Company's business objectives and goals. The table below sets forth the threshold, target and maximum performance goals, the Company's achievement against those performance goals, and the resulting total payout percentage under the 2023 annual bonus program.

| PERFORMANCE MEASURE | WEIGHTING | THRESHOLD (50% PAYOUT) | TARGET (100% PAYOUT) | MAXIMUM (200% PAYOUT) | ACTUAL RESULTS | WEIGHTED PAYOUT PERCENTAGE |
|---|---|---|---|---|---|---|
| Revenue[1] | 60% | $820 million | $1,093 million | $1,366 million | $1,210 million | 86% |
| Adjusted EPS[2] | 40% | $0.84 | $1.12 | $1.40 | $1.22 | 55% |
| | | | | | TOTAL PAYOUT PERCENTAGE: | 141% |

[1]  Revenue means the Company's total revenue, calculated in accordance with U.S. GAAP.

[2]  Adjusted EPS means (i) the Company's net income (loss), calculated in accordance with U.S. GAAP, adjusted to exclude the effects of related party interest that was pushed down by our parent company, purchase accounting adjustments for acquired work in process inventory related to business combinations, the impact from our unconsolidated joint ventures, merger related transaction costs, loss (gain) on debt extinguishment or forgiveness, and loss on remeasurement of warrant liability, and tax-effected using a blended statutory tax, divided by (ii) the diluted weighted average shares of common stock outstanding (39,076,322).

Based on these results, the Company paid the following annual bonus payments to the NEOs for the 2023 Fiscal Year:

| NAME | 2023 ANNUAL BONUS |
|---|---|
| John Ho | $1,692,000 |
| Michael Forsum | $1,692,000 |
| Christopher Porter | $ 522,000 |

# Long Term Incentive Compensation

The Company maintains the Incentive Plan, pursuant to which the Company may grant RSUs, PSUs, and other equity-based awards.

## 2023 Awards

On July 26, 2023, the Board, upon recommendation by the Compensation Committee, approved annual equity awards for Mr. Porter consisting of RSUs and PSUs. Mr. Porter's 2023 RSUs, representing 40% of his target award, vest ratably over three years. His PSUs, representing 60% of his target award, may vest from 0% to 200% of the target PSUs based upon the level of achievement of the applicable performance metrics over a three-year performance period, as further described below.

In 2022, Messrs. Ho and Forsum previously received PSUs covering a performance period of five-years (ending December 31, 2026) and, as such, Messrs. Ho and Forsum did not receive any equity awards during the 2023 Fiscal Year.

The table below sets forth the number of RSUs and PSUs granted to Mr. Porter:

| NAME | NUMBER OF RSUs | TARGET NUMBER OF PSUs |
|---|---|---|
| Christopher Porter | 12,535 | 18,802 |

The 2023 PSUs provide for the opportunity to earn up to 200% of the target amount based on the Company's performance over a performance period beginning January 1, 2023 and ending December 31, 2025. These PSUs become earned 50% based on the Company's cumulative revenue and 50% based on the Company's average adjusted return on equity (ROE), in each case, measured over the three-year performance period, subject to achievement of threshold performance levels (which result in a 50% payout). Achievement of target performance levels results in a 100% payout, and achievement of maximum performance levels results in a 200% payout. Any earned PSUs will be settled in shares of our Common Stock.

### Selection of Cumulative Revenue and Average Adjusted ROE

The Company's long-term incentive compensation is intended to align the interests of our NEOs with our shareholders by emphasizing pay for performance. The performance measures selected for Mr. Porter's PSUs were carefully considered by the Compensation Committee given the Company's emphasis on prioritizing growth, financial stability and pursuit of long-term shareholder value, and are generally consistent with the performance measures used for Messrs. Ho and Forsum's five-year PSUs granted in 2022. In selecting such measures, the Compensation Committee determined that the most important measures of the Company's long-term success were cumulative revenue, which is the most consistent measurement of growth over time, and average adjusted ROE, which is an important measurement tool to ensure management is an efficient user of shareholder capital.

## Vesting of Previously Granted PSUs

Each of Messrs. Ho and Forsum were previously granted PSUs in 2021, one-third of which (Tranche 3) was eligible to become earned based on the Company's adjusted EPS performance during the portion of the performance period beginning January 1, 2023, and ending December 31, 2023. The table below sets forth the performance goals applicable to this portion of the 2021 PSUs, and the Company's performance thereunder.

| PERFORMANCE LEVEL | ADJUSTED EPS[1] | PERCENTAGE OF TRANCHE 3 OF THE 2021 PSUs THAT BECAME EARNED PSUs |
|---|---|---|
| Below Threshold | <$1.22 | 0% |
| Threshold | $1.22 | 50% |
| Target | $1.62 | 100% |
| Maximum | $2.03 | 200% |
| Actual | **$1.22** | **50%** |

[1] Adjusted EPS means (i) the Company's net income (loss), calculated in accordance with U.S. GAAP, adjusted to exclude the effects of related party interest that was pushed down by our parent company, purchase accounting adjustments for acquired work in process inventory related to business combinations, the impact from our unconsolidated joint ventures, merger related transaction costs, loss (gain) on debt extinguishment or forgiveness, and loss on remeasurement of warrant liability, and tax-effected using a blended statutory tax, divided by (ii) the diluted weighted average shares of common stock outstanding (39,076,322).

In light of these results, the Board certified achievement of Tranche 3 of the 2021 PSUs held by each of Messrs. Ho and Forsum at 50% of target.

# Employment Arrangements with the NEOs

Each NEO is party to an employment agreement that provided for an initial term which ended on December 31, 2023. Pursuant to the agreements, the agreements will automatically renew for successive one-year terms following the expiration of the initial term unless either party gives written notice of non-extension to the other party; thus, such agreements have been automatically renewed for a successive one-year term ending on December 31, 2024. The employment agreements generally provide for an annual base salary, eligibility to participate in the annual bonus plan, an initial equity grant (for Messrs. Ho and Forsum), and eligibility to participate in benefit plans.

Under the employment agreements, each NEO is eligible to receive severance benefits upon certain terminations of employment, as described under "Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control-Employment Agreements." The employment agreements also include customary confidentiality covenants.

# Outstanding Equity Awards at Fiscal Year-End

The following table reflects information regarding outstanding unvested RSUs and PSUs granted under the Incentive Plan held by each NEO as of December 31, 2023.

| | STOCK AWARDS | | | |
|---|---|---|---|---|
| NAME | NUMBER OF SHARES OF UNITS OF STOCK THAT HAVE NOT VESTED (#) | MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[1] | EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#) | EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[1] |
| **John Ho** | | | | |
| RSUs[2] | 124,309 | $1,633,420 | | |
| RSUs[3] | 21,986 | $ 288,896 | | |
| 2022 PSUs[4] | | | 250,000 | $3,285,000 |
| **Michael Forsum** | | | | |
| RSUs[2] | 124,309 | $1,633,420 | | |
| RSUs[3] | 19,858 | $ 260,934 | | |
| 2022 PSUs[4] | | | 250,000 | $3,285,000 |
| **Christopher Porter** | | | | |
| RSUs[5] | 9,346 | $ 122,806 | | |
| RSUs[6] | 12,535 | $ 164,710 | | |
| 2022 PSUs[7] | | | 10,514 | $ 138,154 |
| 2023 PSUs[8] | | | 18,802 | $ 247,058 |

[1] Amounts in these columns reflect the value of outstanding RSUs or PSUs as of December 31, 2023, based on a per share price of $13.14, the closing price of the Common Stock on December 29, 2023, the last trading day of the 2023 Fiscal Year.

[2] These RSUs vested as to 50% on March 15, 2024 and will vest as to the remaining 50% on March 15, 2025.

[3] These RSUs will vest on April 19, 2024.

[4] Represents the threshold number of PSUs originally granted in 2022 which will be eligible to become earned as follows: (i) with respect to one-half of the PSUs, between 0% and 400% of target based on the Company's cumulative revenue and average ROE performance during the three-year performance period ending December 31, 2024 and (ii) with respect to one-half of the PSUs, between 0% and 400% of target based on the Company's cumulative revenue and average ROE performance during the five-year performance period ending December 31, 2026.

[5] These RSUs vested as to 50% on April 6, 2024 and will vest as to the remaining 50% on April 6, 2025.

[6] These RSUs vested as to one-third on April 6, 2024 and will vest as to one-third on each of April 6, 2025 and April 6, 2026.

[7] Represents the threshold number of PSUs originally granted in 2022 which will be eligible to become earned between 0% and 400% of target based on the Company's cumulative revenue and average ROE performance during the three-year performance period ending December 31, 2024.

[8] Represents the target number of PSUs granted in 2023 which will be eligible to become earned between 0% and 200% of target based on the Company's cumulative revenue and average adjusted ROE performance during the three-year performance period ending December 31, 2025.

# Additional Narrative Disclosure

## Retirement Benefits

Other than benefits under the Company's 401(k) plan, we do not provide the NEOs with any retirement benefits. Under the Company's 401(k) plan, employees, including the NEOs, are allowed to contribute portions of their eligible compensation to a tax qualified retirement account. Currently, we provide discretionary matching contributions equal to 100% of the first 3% of employees' eligible compensation contributed to the plan. Employees generally become vested in 20% of the matching contributions made to their tax-qualified retirement account per year.

## Potential Payments Upon Termination or Change in Control

### Incentive Plan Award Agreements

In the event of the NEO's death or disability, the RSUs granted under the Incentive Plan will become fully vested, and the PSUs granted under the Incentive Plan, with respect to any incomplete performance period, will become fully vested and earned based on the target performance level.

In the event of an NEO's involuntary termination without cause (and not as a result of death or disability) or a voluntary resignation for good reason, subject to execution and nonrevocation of a general release of claims, the RSUs granted under the Incentive Plan will become fully vested, and the PSUs granted under the Incentive Plan will remain outstanding and eligible to be earned based on actual achievement of the applicable performance measures.

### Employment Agreements

The employment agreements with Messrs. Ho, Forsum and Porter provide for certain severance benefits upon the NEO's involuntary termination without cause (and not as a result of death or disability) or a voluntary resignation for good reason, which are each referred to as a covered termination:

- In the event of a covered termination at any time other than during the 24-month period following a change in control, each NEO is eligible to receive (i) a lump sum cash amount equal to 2.0x (or, for Mr. Porter, 1.0x) the sum of the NEO's base salary and target annual bonus, (ii) a pro-rata portion of the NEO's annual bonus for the year of termination based on actual performance, (iii) payment of or reimbursement for premiums to continue health coverage for 24 months (unless the NEO becomes eligible for coverage under another employer's plan, at which time the reimbursements will cease), and (iv) full acceleration of any outstanding equity awards, with performance-based awards determined based on the terms of the applicable award agreement or, if the award agreement does not specify, based on the target level of performance.

- In the event of a covered termination during the 24-month period following a change in control, each NEO is eligible to receive, in lieu of the benefits described in clause (i) above, a lump sum cash amount equal to 2.5x (or, for Mr. Porter, 2.0x) the sum of the NEO's base salary and target annual bonus. Each NEO is also eligible to receive the benefits described in clauses (ii)-(iv) above.

Additionally, in the event of an NEO's death or disability, each NEO (or the NEO's beneficiary or estate) is eligible to receive a pro-rata portion of the NEO's target bonus for the year of termination and full acceleration of any outstanding equity awards, with performance-based awards determined based on the terms of the applicable award agreement or, if the award agreement does not specify, based on the target level of performance. All severance under the employment agreements is subject to execution of a release of claims. Under the employment agreements:

- "Cause" generally means (i) material breach of the NEO's obligations under any agreement with the Company, (ii) intentional misconduct or material violation of any material written policy, (iii) material breach of any fiduciary duty, or (iv) commission of a felony or crime involving fraud, embezzlement, dishonesty or moral turpitude, subject in the case of clauses (i), (ii) and (iii) to standard notice and cure provisions.

- "Change in Control" generally means the occurrence of any one of the following: (i) any person becomes the beneficial owner of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities, (ii) the incumbent directors (and those appointed or nominated by a majority of the incumbent directors) cease to constitute a majority of the Board, (iii) consummation of a merger or consolidation of the Company, other than any merger or consolidation which would result in the holders of the voting securities of the Company continuing to represent at least 50% of the combined voting power of the surviving entity, (iv) implementation of a plan of complete liquidation or dissolution of the Company, or (v) sale of all or substantially all of the Company's assets to an entity, other than any sale to an entity where the holders of the voting securities of the Company represent at least 50% of the combined voting power of such entity.

- "Good Reason" generally includes any of the following arising without the NEO's prior written consent: (i) material diminution in title, authority, duties or responsibilities, (ii) material reduction in base salary or target bonus, (iii) relocation of the NEO's principal office by more than 50 miles, or (iv) material breach by the Company of any material provision of the employment agreement, in each case, subject to standard notice and cure provisions.

# COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No interlocking relationship exists between our Board or Compensation Committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the prior three years. None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees.

# PAY VERSUS PERFORMANCE

As discussed in the Executive Compensation disclosures above, the Board and the Compensation Committee have implemented an executive compensation program designed to link a substantial portion of each executive's realized compensation to the achievement of the Company's performance objectives as well as to align realized compensation with changes in the value of stockholders' investments. As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information regarding the compensation of our NEOs and the Company's performance.

| YEAR | SUMMARY COMPENSATION TABLE TOTAL FOR CEO[1] ($) | COMPENSATION ACTUALLY PAID TO CEO[2] ($) | AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-CEO NEOs[3] ($) | AVERAGE COMPENSATION ACTUALLY PAID TO NON-CEO NEOs[4] ($) | VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON TOTAL SHAREHOLDER RETURN[5] ($) | NET INCOME[6] ($ IN THOUSANDS) |
|---|---|---|---|---|---|---|
| 2023 | $2,512,652 | $3,621,182 | $1,907,638 | $2,527,876 | $123.73 | $32,650 |
| 2022 | $6,459,924 | $1,584,072 | $3,949,907 | $1,417,792 | $ 49.06 | $75,665 |
| 2021 | $7,269,429 | $7,153,061 | $4,372,101 | $4,287,059 | $ 68.93 | $52,735 |

[1] Represents the amounts reported for Mr. Ho, our Chief Executive Officer (CEO), in the "Total" column of the Summary Compensation Table in each applicable year.

[2] Represents the amount of "compensation actually paid" to Mr. Ho, as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to the total compensation for Mr. Ho set forth in the Summary Compensation Table for each year to calculate the compensation actually paid. Equity values used in calculating the adjustments values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. There were inadvertent computational errors in the equity award adjustments included in our 2023 proxy statement. As such, we have corrected such adjustments as shown below for 2021 and 2022.

| ADJUSTMENTS | 2023 ($) | 2022 ($) | 2021 ($) |
|---|---|---|---|
| **Summary Compensation Table Total** | $2,512,652 | $ 6,459,924 | $ 7,269,429 |
| Less, value of "Stock Awards" reported in Summary Compensation Table | $ — | $(4,210,000) | $(3,861,783) |
| Plus, year-end fair value of outstanding and unvested equity awards granted in the year | $ — | $ — | $ 2,965,003 |
| Plus, fair value as of the vesting date of equity awards granted and vested in the year | $ — | $ — | $ 780,412 |
| Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years | $1,160,111 | $ (581,672) | $ — |
| Plus (less), change in fair value from prior year-end to vesting date of equity awards granted in prior years that vested in the year | $ (51,581) | $ (84,180) | $ — |
| **Compensation Actually Paid** | $3,621,182 | $ 1,584,072 | $ 7,153,061 |

[3] Represents the average of the amounts reported for the NEOs as a group, excluding Mr. Ho as CEO, in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for these purposes in each applicable year are as follows: (i) for 2023 and 2022, Messrs. Forsum and Porter and (ii) for 2021, Mr. Forsum and Franco Tenerelli.

[4] Represents the average amount of "compensation actually paid" to the NEOs as a group, excluding Mr. Ho, as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to the average total

compensation set forth in the Summary Compensation Table for each year to calculate the compensation actually paid. Equity values used in calculating the adjustments values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. There were inadvertent computational errors in the equity award adjustments included in our 2023 proxy statement. As such, we have corrected such adjustments as shown below for 2021 and 2022.

| ADJUSTMENTS | 2023 ($) | 2022 ($) | 2021 ($) |
|---|---|---|---|
| **Summary Compensation Table Total** | $1,907,638 | $ 3,949,907 | $ 4,372,101 |
| Less, value of "Stock Awards" reported in Summary Compensation Table | $ (149,791) | $(2,252,548) | $(1,926,074) |
| Plus, year-end fair value of outstanding and unvested equity awards granted in the year | $ 179,943 | $ 36,520 | $ 1,529,221 |
| Plus, fair value as of the vesting date of equity awards granted and vested in the year | $ — | $ — | $ 311,811 |
| Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years | $ 608,675 | $ (279,614) | $ — |
| Plus (less), change in fair value from prior year-end to vesting date of equity awards granted in prior years that vested in the year | $ (18,589) | $ (36,472) | $ — |
| **Compensation Actually Paid to Mr. Ho** | $2,527,876 | $ 1,417,792 | $ 4,287,059 |

(5) Cumulative total shareholder return (TSR) is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2020.

(6) Represents the amount of net income (loss) reflected in the Company's audited financial statements for the applicable year.

# Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in "Executive Compensation" above, the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those performance measures are not presented in the Pay Versus Performance table above. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay Versus Performance table above.

**COMPENSATION ACTUALLY PAID AND TSR**



**COMPENSATION ACTUALLY PAID AND NET INCOME**



# EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information about our Common Stock that may be issued under equity compensation plans as of December 31, 2023. Our only equity compensation plan on of December 31, 2023, was the Incentive Plan.

| | (A) | (B) | (C) |
|---|---|---|---|
| | **NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[1]** | **WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[2]** | **NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))[3]** |
| Equity Compensation Plans Approved by Security Holders | 2,172,379 | $8.08 | 3,277,367 |
| Equity Compensation Plans Not Approved by Security Holders | — | — | — |
| **Total** | **2,172,379** | **—** | **3,277,367** |

[1] This column reflects outstanding RSUs, PSUs (assuming achievement of target performance) and stock options as of December 31, 2023. Each RSU and earned PSU represents the right to receive one share of Common Stock.

[2] RSUs and PSUs reflected in column (A) are not reflected in this column as they do not have an exercise price.

[3] This column reflects the total shares of our Common Stock remaining available for issuance under the Incentive Plan as of December 31, 2023.

# Ratification of Appointment of Independent Registered Public Accounting Firm

We are asking stockholders to ratify the Audit Committee's selection of Deloitte & Touche LLP ("D&T") as our independent registered public accounting firm for the fiscal year ending December 31, 2024. While such ratification is not required, the Board is submitting the selection of D&T to our stockholders for ratification as a matter of good corporate practice. If stockholders do not ratify the selection of D&T as our independent registered public accounting firm for the fiscal year ending December 31, 2024, our Audit Committee may reconsider the selection of D&T as our independent registered public accounting firm. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

D&T has served as the Company's independent registered public accounting firm since June 3, 2022. Representatives of D&T are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they wish and be available to respond to appropriate questions from stockholders.

The affirmative vote of at least a majority of the voting power of the stock present or represented by proxy and entitled to vote thereon at the Annual Meeting is required for approval of this proposal. Abstentions will have the same effect as a vote "against" this proposal, and broker non-votes, if any, will have no impact on the vote, assuming that a quorum is present.

Our Board of Directors recommends a vote "**FOR**" the ratification of the selection by the Audit Committee of D&T as our independent registered public accounting firm.

# Independent Public Accountant

The following is a summary of fees paid or to be paid to D&T for services rendered over the prior two fiscal years.*

|  | FOR THE YEAR ENDED DECEMBER 31, 2023 | FOR THE YEAR ENDED DECEMBER 31, 2022 |
|---|---|---|
| **Audit Fees**[1] | $ 2,686,437 | $ 1,355,700 |
| **Audit-Related Fees**[2] | $ — | $ 27,058 |
| **Tax Fees** | $ — | — |
| **All Other Fees**[3] | $ 3,790 | $ 213,790 |
| **Total** | $ 2,690,227 | $ 1,596,548 |

\*  As discussed in more detail below, D&T was appointed to serve as our independent registered public accounting firm beginning on June 3, 2022, and the fees discussed include only those paid to D&T. PricewaterhouseCoopers LLP was the Company's previous independent registered public accounting firm prior to that date.

[1]  Audit fees are the aggregate fees billed or expected to be billed for each of fiscal 2023 and 2022 for professional services rendered by the principal accountant for the audit of the annual financial statements, review of quarterly financial statements, and other SEC registration statement and consent services.

[2]  Audit-related fees are the aggregate fees billed or expected to be billed for each of fiscal 2023 and 2022 for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements.

[3]  All other fees are the aggregate fees billed or expected to be billed for each of fiscal 2023 and 2022 for products and services provided by the principal accountant, including a subscription fee for access to D&T's professional literature guide online.

# Pre-Approval Policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy, under which the Audit Committee annually reviews and pre-approves the services that are expected to be provided by the outside auditor. Any engagement to provide audit or non-audit services that has not been pre-approved through that process must be specifically pre-approved by the Audit Committee if it is to be provided by the outside auditor. All of the services provided by D&T to us since their appointment were pre-approved by the Audit Committee.

# Prior Independent Registered Public Accounting Firm

As previously disclosed in the Company's Current Report on Form 8-K filed on June 7, 2022, PricewaterhouseCoopers LLP ("PwC") served as the Company's independent registered public accounting firm until June 3, 2022, when the Audit Committee dismissed PwC.

During the years ended December 31, 2021 and December 31, 2020, and through June 3, 2022, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make reference thereto in its reports on the financial statements of the Company for such years.

During the fiscal years ended December 31, 2021 and December 31, 2020, and through June 3, 2022, there were no "reportable events" as defined under Item 304(a)(1)(v) of Regulation S-K, except with respect to the material weaknesses in internal control over financial reporting related to (i) the accounting for warrants issued in connection with the Initial Public Offering of the Company (which had been remediated as of December 31, 2021), (ii) we did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of resources with (a) an appropriate level of accounting and information technology knowledge, experience and training to appropriately analyze, record, and disclose accounting matters timely and accurately and (b) an appropriate level of knowledge and experience to establish effective processes and controls, (iii) we did not design and maintain formal accounting policies, procedures and controls, or maintain documentary evidence of existing control activities to achieve complete, accurate and timely financial accounting, reporting and disclosures, including adequate controls over the period-end financial reporting process, the preparation and review of account reconciliations and journal entries, including segregation of duties and (iv) we did not design and maintain effective controls to address the identification of and accounting for certain non-routine, unusual, or complex transactions, specifically related to controls to account for purchase business combinations, including appropriate review of the information and assumptions used to determine and account for the fair value of acquired assets and liabilities assumed and the purchase price allocation. Each of these remaining material weaknesses was remediated as of December 31, 2022.

Representatives of PwC are not expected to be present at the Annual Meeting online.

# Audit Committee Report*

The Audit Committee has reviewed and discussed our audited financial statements with management, and has discussed with our independent registered public accounting firm the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and SEC. Additionally, the Audit Committee has received the written disclosures and the letter from our independent registered public accounting firm, as required by the applicable requirements of the PCAOB, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. Based upon such review and discussion, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the last fiscal year for filing with the SEC.

Submitted by:

Audit Committee of the Board of Directors
**BRUCE FRANK (CHAIR)**
**MOLLIE FADULE**
**ELIAS FARHAT**

---

\* The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended or the Exchange Act.

# CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

## Policies and Procedures for the Company's Related Person Transactions

Our Audit Committee charter provides that our Audit Committee must review policies and procedures for the review, approval, and ratification of related person transactions, as defined in applicable SEC rules, review related person transactions, and oversee other related person transactions governed by applicable accounting standards.

### Related Person Transaction Policy

We have adopted a written policy on transactions with "Related Persons," defined in the policy as any (1) person who is or was (since the beginning of the Company's last completed fiscal year, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director, (2) greater than 5% beneficial owner of the Company's common stock, or (3) the immediate family members of any of the foregoing. For purposes of this policy, an "Interested Transaction" is defined as any transaction, arrangement, relationship, or series of similar transactions, arrangements, or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved since the beginning of the Company's last completed fiscal year is or is expected to exceed $100,000 (including any periodic payments or installments due on or after the beginning of the Company's last completed fiscal year and, in the case of indebtedness, the largest amount expected to be outstanding and the amount of annual interest thereon), (2) the Company or any of its subsidiaries is a participant, and (3) any Related Person has or will have a direct or indirect interest. The Audit Committee will review the material facts of all Interested Transactions that require the Audit Committee's approval and either approve or disapprove of the entry into the Interested Transaction, taking into account, among other factors it deems appropriate, whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person's interest in such Interested Transaction. If advance Audit Committee approval of an Interested Transaction requiring the Audit Committee's approval is not feasible, then the Interested Transaction will be considered and, if the Audit Committee determines it to be appropriate, ratified at the Audit Committee's next regularly scheduled meeting. In addition, the policy provides standing pre-approval for certain types of transactions that the Audit Committee has reviewed and determined shall be deemed pre-approved.

## Related Party Transactions

### Registration Rights

The Company entered into a demand registration rights agreement (the "Demand Registration Rights Agreement") with respect to the warrants exercisable to purchase one share of the Company's common stock at an exercise price of $11.50 per share issued to the Sponsor and certain funds and accounts managed by BlackRock, Inc. (the "BlackRock Holders") in a private placement in the closing date of the initial public offering of our predecessor, LFAC (the "Private Placement Warrants") and the shares of common stock issuable upon exercise of the foregoing and upon conversion of the shares of Class B common stock of LFAC, issued to the Sponsor in August 2017 ("Founder Shares"). Pursuant to the Demand Registration Rights Agreement, each of those persons holding Founder Shares (each an "LFAC Restricted Stockholder"), and their permitted transferees can demand that we register the shares of common stock into which Founder Shares automatically converted at the time of the consummation of the Business Combination. Holders of our Private Placement Warrants and their permitted transferees could demand that we register the Private Placement Warrants and the shares of common stock issuable upon exercise of the Private Placement Warrants. Under the Demand Registration Rights Agreement, holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the consummation of the Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. In June 2022, the Company repurchased all outstanding Private Placement Warrants.

# Private Placement Warrants Purchase Agreements

On June 10, 2022, the Company and Level Field Capital, LLC (the "Sponsor") entered into a Private Placement Warrants Purchase Agreement pursuant to which the Company purchased 2,799,600 Private Placement Warrants from the Sponsor for an aggregate purchase price of $8,398,800, at a price of $3.00 per Private Placement Warrant (the "Per Warrant Purchase Price"). Mr. Farhat is the managing member of Level Field Management, LLC , the managing member of Level Field Partners, LLC, which is in turn the managing member of the Sponsor.

On June 10, 2022, the Company and Landsea Holdings entered into a Private Placement Warrants Purchase Agreement pursuant to which the Company purchased 2,200,000 Private Placement Warrants from Landsea Holdings for an aggregate purchase price of $6,600,000, at the Per Warrant Purchase Price.

On June 15, 2022, the Company and the BlackRock Holders entered into Private Placement Warrants Purchase Agreements pursuant to which the Company purchased from the BlackRock Holders an aggregate of 500,400 Private Placement Warrants for an aggregate purchase price of $1,501,200, at the Per Warrant Purchase Price.

The Private Placement Warrants purchased from the BlackRock Holders, the Sponsor, and Landsea Holdings were all of the Private Placement Warrants of the Company issued and outstanding as of June 15, 2022.

# Share Repurchase Agreement

On June 1, 2022, the Company and Landsea Holdings entered into a share repurchase agreement pursuant to which the Company agreed to repurchase from Landsea Holdings 4,398,826 shares of Company common stock for an aggregate purchase price of approximately $30.0 million. Landsea Holdings also agreed not to sell any of its shares of the Company's common stock for the 90-day period from the date of the repurchase agreement, subject to limited exceptions. The Company consummated this repurchase and retired the shares in June 2022.

# Registered Secondary Offerings

On June 12, 2023, the Company entered into an underwriting agreement (the "June 2023 Underwriting Agreement") with Landsea Holdings and B. Riley Securities, Inc., as representative of the several underwriters named therein (the "June 2023 Underwriters"), pursuant to which Landsea Holdings agreed to sell to the June 2023 Underwriters an aggregate of 3,400,000 shares of the Company's common stock at a price per share of $7.50 (before underwriting discounts and commissions), for total proceeds of $24.0 million (the "June 2023 Offering"). In addition, through participation in the June 2023 Offering, the Company repurchased from the June 2023 Underwriters 443,478 of the shares sold by Landsea Holdings at the public per share June 2023 Offering price, for a total purchase price of $3.3 million. Messrs. Ho, Forsum and Porter purchased from the June 2023 Underwriters, at the public per share June 2023 Offering price, 40,000, 13,333, and 6,666 of the shares sold by Landsea Holdings, for a total purchase price of approximately $300,000, $100,000, and $50,000 respectively. The Company paid costs, fees, and expenses for the June 2023 Offering of $818,345, and Landsea Holdings received all net proceeds from the sale of common stock pursuant to the June 2023 Underwriting Agreement. The Company did not receive any of the proceeds from the sale of common stock by Landsea Holdings.

On August 21, 2023, the Company entered into an underwriting agreement (the "August 2023 Underwriting Agreement") with Green Investment Alpha Limited ("Green Investment"), a greater than 5% beneficial owner of the Company at such time, and B. Riley Securities, Inc., as representative of the several underwriters named therein (the "August 2023 Underwriters"), pursuant to which Green Investment agreed to sell to the August 2023 Underwriters an aggregate of 4,207,574 shares of the Company's common stock at a price per share of $9.75 (before underwriting discounts and commissions), for total proceeds of $39.0 million (the "August 2023 Offering"). In addition, through participation in the August 2023 Offering, the Company repurchased from the August 2023 Underwriters 800,000 of the shares sold by Green Investment at the public per share August 2023 Offering price, for a total purchase price of $7.8 million. The Company paid costs, fees, and expenses for the August 2023 Offering of $307,703, and Green Investment received all net proceeds from the sale of common stock pursuant to the August 2023 Underwriting Agreement. Green Investment is required to reimburse the Company for the costs, fees and expenses incurred in the August 2023 Offering. The Company did not receive any of the proceeds from the sale of common stock by Green Investment. Upon the completion of the sale, Green Investment no longer qualified as a related party.

On March 5, 2024, the Company, entered into an underwriting agreement (the "2024 Underwriting Agreement") with Landsea Holdings and with B. Riley Securities, Inc. and BofA Securities, Inc., as representatives of the several underwriters named therein (the "2024 Underwriters"), pursuant to which Landsea Holdings agreed to sell to the 2024 Underwriters an aggregate of 2,800,000 shares of the Company's common stock at a price per share of $11.60 (before underwriting discounts and commissions), for total proceeds of $30.9 million (the "2024 Offering"). In addition, Messrs. Ho, Forsum, Frank, and Hartfield, Mmes. Fadule and Rentzel, and Xinyao Murong, the wife of Mr. Tian, purchased from the June 2024 Underwriters, at the public per share 2024 Offering price, 17,241, 17,241, 2,155, 2,586, 8,621, 1,034, and 30,000, of the shares sold by Landsea Holdings, respectively, for a total purchase price of $200,000, $200,000, $25,000, $30,000 $100,000, $12,000, and $348,000, respectively. The Company paid costs, fees, and expenses for the 2024 Offering of approximately $552,123. Landsea Holdings received all net proceeds from the sale of common stock pursuant to the 2024 Underwriting Agreement. The Company did not receive any of the proceeds from the sale of common stock by Landsea Holdings.

# Sponsor Surrender Agreement

Concurrently with the execution of that certain Agreement and Plan of Merger dated August 31, 2020 (the "Merger Agreement"), the Sponsor, LF Capital Acquisition Corp., Landsea Holdings, and Landsea Homes Incorporated (now known as Landsea Homes US Corporation) entered into an agreement (the "Sponsor Surrender Agreement"), pursuant to which, the Sponsor agreed to (i) forfeit to the Company for no consideration 2,260,000 Private Placement Warrants and 600,000 Founder Shares that were converted into shares of our common stock at the closing of the Business Combination, (ii) forfeit up to 500,000 shares of its converted Founder Shares contingent upon the valuation of the common stock reaching certain thresholds during the twenty-four month period following the closing of the Business Combination, (iii) transfer to Landsea Holdings of 2,200,000 Private Placement Warrants immediately prior to the closing of the Business Combination and 500,000 shares of common stock immediately after the closing of the Business Combination (with such common stock subject to the contingencies noted in clause (ii) above), (iv) cancel and forgive all amounts owed to Sponsor pursuant to the Promissory Note (as defined in the Sponsor Surrender Agreement), and (v) receive a cash payment in lieu of converting outstanding amounts due under the Convertible Note (as defined in the Sponsor Surrender Agreement) upon the consummation of the Business Combination, in each case on terms and subject to the conditions set forth therein. In January 2023, the Company concluded that the applicable thresholds were not met and the 500,000 converted Founder Shares discussed in (ii) above and the 500,000 shares of common stock discussed in (iii) above were forfeited and cancelled.

# Stockholder's Agreement

On the Closing Date, pursuant to the Merger Agreement, the Company and Landsea Holdings entered into a stockholder's agreement whereby, among other things, the parties agreed (i) to certain board composition and nomination requirements, including rights to nominate directors in accordance with defined ownership thresholds, establish certain committees and their respective duties and allow for the compensation of directors, (ii) to provide Landsea Holdings with certain inspection and visitation rights, access to Company management, auditors and financial information, (iii) to provide Landsea Holdings with veto rights with respect to certain actions of the Company, (iv) not to, to the extent permitted by applicable law, share confidential information related to the Company, (v) to waive their right to jury trial and choose Delaware as the choice of law, and (vi) to vote their common stock in furtherance of the aforementioned rights, in each case on terms and subject to the conditions set forth therein. In addition, Landsea Holdings also agreed not to compete with the Company in the "domestic homebuilding business," as such term is defined therein, so long as it, together with its affiliates, controls more than 10% of the Company or has a representative serving on the Board of Directors.

On December 21, 2021, the Company entered into Amendment No. 1 to the stockholder's agreement with Landsea Holdings to amend the terms of the stockholder's agreement, to provide that the size of the Board be increased from nine to eleven directors, and to increase the number of directors designated by Landsea Holdings by one director for so long as the Combined Ownership Percentage (as defined in the stockholder's agreement) is greater than 39%.

On April 25, 2022, the Company entered into Amendment No. 2 to the stockholder's agreement with Landsea Holdings to further amend the terms of the stockholder's agreement to provide that the size of the Board be decreased from eleven to nine directors, and to decrease the number of directors designated by Landsea Holdings by one director for so long as the Combined Ownership Percentage is greater than 39%.

On June 13, 2023, the Company entered into an amended and restated stockholder's agreement with Landsea Holdings to, among other things, provide that, for so long as Landsea Holdings owns at least 6% of the Company's common stock, Landsea Holdings will have the right to designate the percentage of the total number of directors on the Board as would be equal to the percentage of the Company's common stock then held by Landsea Holdings (provided that Landsea Holdings' designees shall represent 75% of the total number of directors when Landsea Holdings owns at least a majority of the Company's common stock), subject to certain requirements regarding such designees' independence.

# Lock-up Agreement

On the Closing Date, each of the Sponsor and certain other holders of converted Founder Shares entered into an equity lock-up letter agreement with the Company, which provides that their shares of common stock are not transferable or salable until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property, except (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of the individual's immediate family, to a trust, the beneficiary of which is a member of the individual's immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales; (f) in the event of our liquidation; (g) by virtue of the laws of Delaware or the Sponsor's limited liability company agreement upon dissolution of the Sponsor; (h) in the event of our liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the completion of the Business Combination; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

On the Closing Date, Landsea Holdings also entered into an equity lock-up agreement with the Company, which provides that, subject to certain exceptions, that its shares of common stock are not transferable or salable until the earlier of (A) one year following the closing of the Business Combination and (B) subsequent to the closing of the Business Combination, (x) if the last sale price of our common stock equals or exceeds $12.00 per share as quoted on Nasdaq (adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days following the closing of the Business Combination or (y) the date following the closing of the Business Combination on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company's stockholders having the right to exchange their shares of the Company for cash, securities or other property, as set forth in such letter agreement, except (a) to Landsea Holdings' officers or directors, any affiliates or family members of any of Landsea Holdings' officers or directors, any affiliates or family members of Landsea Holdings, or any affiliates of Landsea Holdings, (b) in the case of an individual, by gift to a member of the individual's immediate family, to a trust, the beneficiary of which is a member of the individual's immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales; (f) in the event of our liquidation; (g) by virtue of the laws of Delaware or Landsea Holdings' limited liability company agreement upon dissolution of Landsea Holdings; (h) in the event of our liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the completion of the Business Combination; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

Additionally, the LF Capital Restricted Stockholders, other than the BlackRock Holders, entered into letter agreements providing that, during the period commencing on the Closing Date and continuing until the earlier of (i) one year following the closing of the Business Combination and (ii) subsequent to the closing of the Business Combination, (x) if the last sale price of the Company's common stock equals or exceeds $12.00 per share (adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days following the closing of the Business Combination or (y) the date following the closing of the Business Combination on which the Company completes a liquidation, merger, capital stock exchange, reorganization, or other similar transaction that results in all of the Company's stockholders having the right to exchange their shares of the Company for cash, securities or other property, are restricted from transferring or selling their common stock, in each case on terms and subject to the conditions set forth therein.

# Trademark License Agreement

On the Closing Date, Landsea Group, the Company, and certain of the Company's subsidiaries (together with the Company, the "Licensees"), entered into a trademark license agreement (the "Trademark License Agreement"), pursuant to which, Landsea Group agreed, among other things, to grant the Licensees an exclusive license to use the "Landsea" trademark in connection with the "domestic homebuilding business" (as such term is defined in the Trademark License Agreement). The Trademark License Agreement is for a term of ten years from the Closing Date, subject to customary notification and extension terms. In addition, the Trademark License Agreement is subject to certain Company usage standards and Landsea Group continuing to indirectly own, together with its affiliates, more than 6% of the Company's common stock, in each case on terms and subject to the conditions set forth therein.

On June 30, 2022, the Company, for itself and the other Licensees, entered into the First Amendment to the Trademark License Agreement with Landsea Group, as licensor, pursuant to which, among other things, Landsea Group granted the Licensees the right to sublicense the "Landsea" trademark in the "domestic homebuilding business," which now expressly includes "mortgage lending," "title insurance," "home insurance" and other "settlement services".

# Land and Home Sales

In July 2021, the Company entered into a landbank agreement for a project in its California segment with Landsea Capital Fund I, LLC ("Landsea Capital"), a subsidiary of Landsea Holdings. The Company will make regular payments to Landsea Capital based on an annualized rate of 7% of the undeveloped land costs while the land is developed and will purchase the lots at a predetermined price of $28.9 million at the Company's discretion. The total amount of interest payments made during the year ended December 31, 2023 was $0.6 million. Payments of $11.4 million have been made to purchase developed lots from Landsea Capital during the year ended December 31, 2023.

In December 2021, the Company sold model homes to Landsea Capital for total consideration of $15.2 million. As part of this transaction, the Company leased back these models. The Company had right-of-use asset and lease liability balances of $1.3 million and $1.3 million, respectively, as of December 31, 2022 related to the model home sales. The total amount of rent payments made during the year ended December 31, 2023 and 2022 was $0.8 million and $0.8 million, respectively. The right-of-use asset and lease liability balances associated with these leases is $0.5 million and $0.5 million, respectively, as of December 31, 2023.

In June 2022, Landsea Capital contributed $55.0 million to LS-LCF CA, LLC (the "LCF JV"), a joint venture between the Company and Landsea Capital. The LCF JV, which is consolidated by the Company, used these proceeds to purchase undeveloped land from the Company. The Company distributed $4.0 million to Landsea Capital during the year ended December 31, 2022.

In December 2022, the Company sold a home to Mr. Forsum though the Company's employee home purchase program for a net price of $1,133,435. The sale included a 3% employee concession on the base price and a 20% concession on additional options.

# BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to the Company regarding beneficial ownership of shares of the Company's Common Stock as of April 9, 2024 by:

- each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding common stock;
- each of the Company's named executive officers and directors; and
- all executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, warrants and certain other derivative securities that are currently exercisable or will become exercisable within 60 days. The percentage of beneficial ownership is based on 36,154,777 shares of Company Common Stock and 15,525,000 public warrants issued and outstanding as of April 9, 2024. Public warrants entitle the holder to purchase one-tenth of one share of our Common Stock at $1.15 per one-tenth share ($11.50 per whole share of Common Stock), may only be exercised in amounts evenly divisible by ten and are non-voting, but may be exercised at any time by the warrant holders.

Unless otherwise indicated, and subject to community property laws and similar laws, the Company believes that all parties named in the table below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, and the business address of each is 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202.

| NAME AND ADDRESS OF BENEFICIAL OWNERS | NUMBER OF SHARES | OWNERSHIP PERCENTAGE (%) |
|---|---|---|
| Ming (Martin) Tian[1] | 16,970,729 | 46.9% |
| Qin (Joanna) Zhou[2] | 60,347 | * |
| Thomas Hartfield[3] | 61,023 | * |
| Bruce Frank[4] | 52,423 | * |
| Elias Farhat[5] | 319,541 | * |
| Mollie Fadule[6] | 39,566 | * |
| John Ho[7] | 508,661 | 1.4% |
| Michael Forsum[8] | 364,860 | 1.0% |
| Christopher Porter[9] | 59,900 | * |
| All directors and executive officers as a group (10 individuals)[10] | 18,438,084 | 51.0% |
| Landsea Holdings Corporation[11] | 16,940,729 | 46.9% |

\* Less than one percent.

[1] Includes 16,940,729 shares that Mr. Tian may be deemed to beneficially own by virtue of his relationship to Landsea Holdings, as described in Note 11 below, and 30,000 shares Mr. Tian may be deemed to beneficially own which are held of record by his spouse. Mr. Tian disclaims beneficial ownership of these shares other than to the extent of any pecuniary interest he may have therein. 8,064,288 of the shares held by Landsea Holdings have been pledged as security for indebtedness by Landsea Holdings.

[2] Includes 13,540 RSUs which are scheduled to vest within 60 days of April 9, 2024.

[3] Includes 13,540 RSUs which are scheduled to vest within 60 days of April 9, 2024.

[4] Includes 13,540 RSUs which are scheduled to vest within 60 days of April 9, 2024.

[5] Includes 13,540 RSUs which are scheduled to vest within 60 days of April 9, 2024.

[6] Includes 13,540 RSUs which are scheduled to vest within 60 days of April 9, 2024.

[7] Includes (i) 21,986 RSUs scheduled to vest within 60 days of April 9, 2024, (ii) 25,082 shares held in a family trust, and with respect to which Mr. Ho has shared voting and dispositive power, and (iii) 100,935 shares that Mr. Ho maybe deemed to own due to being the director of a charitable foundation, and with respect to which Mr. Ho has shared voting and dispositive power, but no pecuniary interest. 136,514 of the shares held by Mr. Ho have been pledged as security for indebtedness.

[8] Includes 19,858 RSUs scheduled to vest within 60 days of April 9, 2024.

[9] Includes 43,000 shares held jointly with Mr. Porter's spouse.

[10] Includes 109,544 RSUs scheduled to vest within 60 days of April 9, 2024.

[11] Information based on the Schedule 13D filed by Landsea Holdings, Landsea Green, and Ming Tian (the "Landsea Parties") with the SEC on March 11, 2024. Landsea Holdings disclosed voting and dispositive power over 16,940,729 shares. Landsea Holdings is the record holder of these shares. Landsea Holdings is 100% owned indirectly by Landsea Green. Mr. Tian indirectly beneficially owns approximately 57.8% of Landsea Green through his interest in Easycorps Group Limited ("Easycorps"), Greensheid Corporation ("Greensheid"), and Landsea International Holdings Limited ("Landsea International"). Easycorps is wholly-owned by Mr. Tian. Greensheid is wholly-owned by Landsea International, which in turn is wholly-owned by Landsea Group (together with Greensheid, Easycorps, Landsea International, and those subsidiaries of Landsea International having a beneficial ownership interest in in Landsea Holdings, the "Landsea Owners"). Mr. Tian is the controlling stockholder of Landsea Group. As a result, each of the Landsea Owners and Mr. Tian may be deemed to be a beneficial owner of any shares deemed to be beneficially owned by Landsea Holdings. The Landsea Owners and Mr. Tian disclaim beneficial ownership of these shares other than to the extent of any pecuniary interest they may have therein. The business address for the Landsea Owners and Mr. Tian are Landsea Group Co., Ltd, Building 5, Lane 280, Linhong Road, Changning District, Shanghai, China 200335. 8,064,288 of the shares held by Landsea Holdings have been pledged as security for indebtedness.

# Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act, requires our directors, officers, and persons that own more than 10 percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10 percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based on our review of the copies of such filings and based on written representations, we believe that all reports required to be filed pursuant to Section 16(a) of the Exchange Act with respect to the year ending December 31, 2023 were filed with the SEC on a timely basis.

# QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

This Proxy Statement is being provided to you in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting to be held on Wednesday, June 5, 2024 at 11:00 a.m. Central Time, or at any adjournments or postponements thereof.

## WHERE IS THE ANNUAL MEETING BEING HELD?

The Board has determined that the Annual Meeting should be held online this year via live audiocast in order to permit stockholders from any location with access to the Internet to participate. This format also reduces the environmental impact of the Annual Meeting. The Company has endeavored to provide stockholders with the same rights and opportunities for participation in the Annual Meeting online as an in-person meeting.

## HOW CAN I PARTICIPATE IN AND VOTE AT THE ANNUAL MEETING ONLINE?

Stockholders of record as of 5:00 p.m. Eastern Time on April 9, 2024, the record date, are entitled to participate in and vote at the Annual Meeting. To participate in the Annual Meeting, including to vote, ask questions, and view the list of registered stockholders as of the record date during the meeting, stockholders of record should go to the Annual Meeting website at www.virtushareholdermeeting.com/LSEA2024, enter the 16-digit control number found on your proxy card or Notice and follow the instructions on the website.

If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access, participate in, and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting.

The Annual Meeting will begin promptly at 11:00 a.m. Central Time on Wednesday, June 5, 2024. Online check-in will begin at approximately 10:45 a.m. Central Time, and we encourage you to provide sufficient time before the Annual Meeting begins to check-in. Technicians will be available to assist you with any difficulties you may have accessing the Annual Meeting. We will make a replay of the Annual Meeting available on our Investor Relations website until the next Annual Meeting of Stockholders.

Stockholders may submit questions before the Annual Meeting at www.proxyvote.com and during the Annual Meeting at the meeting website. We plan to answer as many questions as possible during the time permitted. If a question is not answered due to time constraints, the Company encourages stockholders to contact the Company's Investor Relations at LSEA@gatewayir.com. More information regarding the question and answer process, including the number and types of questions permitted, and how questions will be recognized, answered, and disclosed, will be available in the meeting rules of conduct, which will be posted on the Annual Meeting website before and during the meeting.

## WHAT PROPOSALS WILL BE ADDRESSED AT THE ANNUAL MEETING? HOW DOES THE BOARD RECOMMEND THAT I VOTE AND WHAT IS THE VOTING REQUIREMENT FOR EACH OF THE PROPOSALS? WHAT EFFECT WILL ABSTENTIONS AND BROKER NON-VOTES HAVE?

Stockholders will be asked to consider the following proposals at the Annual Meeting:

| PROPOSALS | BOARD RECOMMENDATION | VOTES REQUIRED | EFFECT OF ABSTENTIONS | EFFECT OF BROKER NON-VOTES |
|---|---|---|---|---|
| To elect seven directors to serve on the Board until the 2025 Annual Meeting of Stockholders and until their successors are duly elected and qualified | FOR EACH NOMINEE | Plurality of votes cast | None | No effect |
| To approve, on an advisory basis, the Company's Named Executive Officer compensation | FOR | Majority of shares present, in person or represented by proxy, and entitled to vote on the proposal | Same as "AGAINST" | No effect |
| To ratify the selection of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the year ending December 31, 2024 | FOR | Majority of shares present, in person or represented by proxy, and entitled to vote on the proposal | Same as "AGAINST" | N/A (no broker non-votes expected) |

We will also consider any other business that properly comes before the Annual Meeting.

Directors are elected by a plurality of the votes cast at the Annual Meeting. As a result, the nominees who receive the highest number of shares voted "for" his or her election are elected. A "withhold" vote against a director will have no direct effect on his or her election; however, under the Company's director resignation policy, any director who receives a greater number of votes "withheld" for his or her election than "for" such election must promptly tender his or her resignation offer to the Nominating and Governance Committee, which will recommend to the Board whether to accept or reject the resignation offer, or whether other such action should be taken. The Board will act on the Nominating and Governance Committee's recommendation within 90 days following certification of the election results. Any director who tenders his or her resignation pursuant to this policy will not participate in the proceedings of either the Nominating and Governance Committee or the Board with respect to his or her own resignation offer.

## WHO MAY VOTE AT THE ANNUAL MEETING OF STOCKHOLDERS?

Stockholders who owned shares of the Company's common stock, par value $.0001 per share, as of 5:00 p.m. Eastern Time on April 9, 2024 are entitled to vote at the Annual Meeting. As of the record date, there were 36,154,777 shares of our common stock issued and outstanding.

## HOW MANY VOTES MUST BE PRESENT TO HOLD THE ANNUAL MEETING?

In order for us to conduct the Annual Meeting, a quorum, consisting of a majority of the voting power of the stock outstanding and entitled to vote at the Annual Meeting, must be present or represented by proxy.

## HOW MANY VOTES DO I HAVE?

Each share of common stock is entitled to one vote on each matter that comes before the Annual Meeting.

## WHAT IS THE DIFFERENCE BETWEEN A STOCKHOLDER OF RECORD AND A BENEFICIAL OWNER OF SHARES HELD IN STREET NAME?

*Stockholder of Record.* If your shares are registered directly in your name with the Company's transfer agent, Continental Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and the proxy materials were sent directly to you by the Company.

*Beneficial Owner of Shares Held in Street Name.* If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the proxy materials were forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a "vote instruction form." Brokers or other similar organizations holding shares on behalf of a beneficial owner must vote according to the instructions they receive from the beneficial owners of those shares.

## WHAT IS THE PROXY CARD?

The proxy card enables you to appoint John Ho, our CEO, and Kelly Rentzel, our General Counsel, as your representatives at the Annual Meeting. By completing and returning the proxy card, you are authorizing Mr. Ho and Ms. Rentzel to vote your shares at the Annual Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend the Annual Meeting. Even if you plan to attend the Annual Meeting, it is strongly recommended that you complete and return your proxy card before the Annual Meeting date in case your plans change. If a proposal comes up for vote at the Annual Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment.

## IF I AM A STOCKHOLDER OF RECORD OF THE COMPANY'S SHARES, HOW DO I VOTE?

*Before the Annual Meeting*, you may vote:

- By mail, by completing, signing, and dating your proxy card.
- Online at www.proxyvote.com.
- By telephone, at 1-800-690-6903.

*During the Annual Meeting*, you may vote online at www.virtualshareholdermeeting.com/LSEA2024.

## IF I AM A BENEFICIAL OWNER OF SHARES HELD IN STREET NAME, HOW DO I VOTE?

Beneficial owners should check their voting instruction form or Notice for how to vote in advance of and how to participate in the Annual Meeting.

## WILL MY SHARES BE VOTED IF I DO NOT PROVIDE MY PROXY?

Your shares may be voted under certain circumstances if they are held by a brokerage firm, bank or other nominee in "street name." Brokerage firms, banks and other nominees may have the authority to vote shares not voted by customers on certain "routine" matters.

Under the New York Stock Exchange ("NYSE") rules, your brokerage firm, bank or other nominee is prohibited from voting your shares on non-routine items (referred to as a "broker non-vote") if you have not given your brokerage firm, bank or other nominee voting instructions on that matter. Note that whether a proposal is considered routine or non-routine is subject to NYSE rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your brokerage firm, bank or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

In the case of "broker non-votes," and in cases where you abstain from voting on a matter when present at the annual meeting and entitled to vote, those shares will still be counted for purposes of determining a quorum. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal.

If you hold your shares directly in your own name, they will not be voted if you do not provide a proxy or attend the Annual Meeting. If you vote by proxy card and sign the proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (FOR all of our nominees to the Board, FOR ratification of the appointment of our independent registered public accounting firm, and FOR the approval of the compensation of our named executive officers ("say on pay")).

## CAN I CHANGE MY VOTE AFTER I HAVE VOTED?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting. You may vote again by signing and returning a new proxy card or voting instruction form with a later date or by attending the Annual Meeting online and voting. Your attendance at the Annual Meeting online will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering to the Company's Corporate Secretary at 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202 a written notice of revocation prior to the Annual Meeting.

Please note, however, that if your shares are held of record by a brokerage firm, bank or other nominee, you must instruct your broker, bank or other nominee that you wish to change your vote by following the procedures on the voting form provided to you by the broker, bank or other nominee.

## WHAT HAPPENS IF I DO NOT INDICATE HOW TO VOTE MY PROXY?

If the enclosed proxy card is properly executed and returned prior to the Annual Meeting, the shares represented by the proxy card will be voted in accordance with the stockholder's directions. If the proxy card is signed and returned without any direction given, your shares will be voted in accordance with our Board's recommendations as follows: (1) FOR the election of each of the director nominees named on the proxy card; (2) FOR the approval of Named Executive Officer compensation and (3) FOR the ratification of the selection of D&T as our independent registered public accounting firm for the fiscal year ended December 31, 2024.

## IS MY VOTE KEPT CONFIDENTIAL?

Proxies, ballots and voting tabulations identifying stockholders are kept confidential and will not be disclosed except as may be necessary to meet legal requirements.

## WHERE DO I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

We will announce preliminary voting results at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in the Company's Current Report on Form 8-K, which the Company will file with the SEC within four business days following the Annual Meeting.

## WHO BEARS THE COST OF SOLICITING PROXIES?

The Company will bear the cost of soliciting proxies in the accompanying form and will reimburse brokerage firms and others for expenses involved in forwarding proxy materials to beneficial owners or soliciting their execution. In addition to solicitations by mail, the Company, through its directors and officers, may solicit proxies in person, by telephone or by electronic means. Such directors and officers will not receive any special remuneration for these efforts.

# OTHER MATTERS

## Other Business

We are not currently aware of any business to be acted upon at the Annual Meeting other than the matters discussed in this Proxy Statement. The form of proxy accompanying this Proxy Statement confers discretionary authority upon the named proxy holders with respect to amendments or variations to the matters identified in the accompanying Notice of Annual Meeting of Stockholders and with respect to any other matters which may properly come before the Annual Meeting or any adjournment or postponement thereof. If other matters do properly come before the Annual Meeting, or at any such adjournment or postponement of the Annual Meeting, we expect that shares of our common stock, represented by properly submitted proxies, will be voted by the proxy holders in accordance with the recommendations of our Board.

## Submission of Stockholder Proposals for the 2025 Annual Meeting

*Rule 14a-8 Proposals*. For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at our 2025 Annual Meeting of Stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals must be received by the Company at its principal executive offices at 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202 no later than December 25, 2024.

*Advance Notice Proposals and Nominations*. In addition, our Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting (but not for inclusion in the Proxy Statement). Notice of a nomination or proposal must be delivered to the Corporate Secretary at 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202 no later than the close of business on the 90th day, nor earlier than the close of business on the 120th day prior to, the first anniversary of the preceding year's Annual Meeting of Stockholders; provided, however, that in the event that the date of the Annual Meeting of Stockholders is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such Annual Meeting of Stockholders and not later than the close of business on the later of (i) the 90th day prior to such Annual Meeting of Stockholders or (ii) the 10th day following the day on which public announcement of the date of the Annual Meeting of Stockholders is first made by us. Accordingly, for our 2025 Annual Meeting of Stockholders, notice of a nomination or proposal must be delivered to us no later than March 7, 2025 and no earlier than February 5, 2025. Nominations and proposals also must satisfy the other requirements set forth in the Bylaws. Further, to comply with the universal proxy rules, if a stockholder intends to solicit proxies in support of director nominees submitted under the Company's advance notice Bylaws, then the stockholder must provide proper written notice that sets forth all information required by Rule 14a-19 of the Exchange Act to the Company at our principal executive offices no later than April 7, 2025 (or, if the 2025 Annual Meeting of Stockholders is called for a date that is more than 30 days before or more than 60 days after the anniversary of the Annual Meeting, then notice must be provided by the later of 60 days prior to the 2025 Annual Meeting of Stockholders or the 10th day following the date on which announcement of the 2025 Annual Meeting of Stockholders was first made by the us). The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our Bylaws as described above.

## Householding Information

Unless we have received contrary instructions, we may send a single copy of this Proxy Statement to any household at which two or more stockholders reside. This process, known as "householding," reduces the volume of duplicate information received at any one household, helps to reduce our expenses, and benefits the environment. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below, and the Company will promptly deliver a separate copy of such documents to such stockholder(s). Similarly, if an address is shared with another stockholder and together, both of the stockholders would like to receive only a single set of our disclosure documents, the stockholders should follow these instructions: If the shares are registered in the name of the stockholder, the stockholder should contact our Corporate Secretary at our offices by sending a written request to 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202 or calling 949-345-8080, to inform us of his or her request; or if a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

# Where You Can Find More Information

We file annual and quarterly reports and other reports and information with the SEC. We distribute to our stockholders annual reports containing financial statements audited by our independent registered public accounting firm and, upon request, quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. In addition, the reports and other information are filed through the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system and are publicly available on the SEC's website, located at *http://www.sec.gov.*

**We will provide without charge to you, upon written or oral request, a copy of the Annual Report, including the financial statements and schedules.** Any requests for copies of information, reports or other filings with the SEC should be directed to our Corporate Secretary, Landsea Homes Corporation, 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202.



1717 E. McKinney Street, Suite 1000
Dallas, TX 75202


www.landseahomes.com